SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

29 July 2021
 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 29 July 2021 re: 2021 Half-Year Results - Part 1 of 2

Lloyds Banking Group plc

2021 Half-Year Results

29 July 2021

Part 1 of 2

BASIS OF PRESENTATION
This release covers the results of Lloyds Banking Group plc together with its subsidiaries (the Group) for the six months ended 30 June 2021.
Underlying basis: In addition to the statutory basis of presentation, the results are also presented on an underlying basis. The Group Executive Committee, which is the chief operating decision maker for the Group, reviews the Group's results on an underlying basis in order to assess performance and allocate resources. Management uses underlying profit before tax, an alternative performance measure, as a measure of performance and believes that it provides important information for investors because it allows for a comparable representation of the Group's performance by removing the impact of certain items including volatility caused by market movements outside the control of management.
In arriving at underlying profit, statutory profit before tax is adjusted for the items below, to allow a comparison of the Group's underlying performance:
●     Restructuring, including severance-related costs, property transformation, technology research and development, regulatory programmes and merger, acquisition and integration costs
●    Volatility and other items, which includes the effects of certain asset sales, the volatility relating to the Group's hedging arrangements and that arising in the insurance business, the unwind of acquisition-related fair value adjustments and the amortisation of purchased intangible assets
●     Payment protection insurance provisions
The analysis of lending and expected credit loss (ECL) allowances is presented on an underlying basis and reconciled to figures prepared on a statutory basis. On a statutory basis, purchased or originated credit-impaired (POCI) assets include a fixed pool of mortgages that were purchased as part of the HBOS acquisition at a deep discount to face value reflecting credit losses incurred from the point of origination to the date of acquisition. Over time, these POCI assets will run off as the loans redeem, pay down or losses crystallise. The underlying basis assumes that the lending assets acquired as part of a business combination were originated by the Group and are classified as either Stage 1, 2 or 3 according to the change in credit risk over the period since origination. Underlying ECL allowances have been calculated accordingly. The Group uses the underlying basis to monitor the creditworthiness of the lending portfolio and related ECL allowances.
Commentary within the results for the full year on page 1 and within the Interim Group Chief Executive's statement on pages 7 to 9 is given on an underlying basis.
Unless otherwise stated, income statement commentaries throughout this document compare the six months ended 30 June 2021 to the six months ended 30 June 2020, and the balance sheet analysis compares the Group balance sheet as at 30 June 2021 to the Group balance sheet as at 31 December 2020.
Alternative performance measures: The Group uses a number of alternative performance measures, including underlying profit, in the discussion of its business performance and financial position. These measures are labelled with a '†' throughout this document. Further information on these measures is set out on page 149.

RESULTS FOR THE HALF-YEAR

"During the first six months of 2021, the Group has delivered a solid financial performance with continued business momentum, bolstered by an improved macroeconomic outlook for the UK. While we are seeing clear progress in the vaccine roll out and emergence from lockdown restrictions, the coronavirus pandemic continues to have a significant impact on the people, businesses and communities of the UK. In this context, the Group remains committed to Helping Britain Recover from the pandemic and delivering for all stakeholders."

William Chalmers
 Interim Group Chief Executive

Solid financial performance with continued business momentum, bolstered by improved macroeconomic outlook

●     Good progress on Strategic Review 2021 priorities, including record customer satisfaction scores, improved capabilities in Markets products and a leading payments card spend market share

●     Announced today the acquisition of Embark, a fast growing investment and retirement platform business. Embark enhances our capabilities to address the attractive mass market and self-directed Wealth segment, completing the Group's Wealth proposition. Embark will also enable the Group to re-platform its pensions and retirement proposition, significantly strengthening its offering in Retirement, an important growth market

●     Statutory profit before tax of £3.9 billion, increased significantly on first half of 2020, benefiting from solid business momentum and a net impairment credit in the period

●     Net income of £7.6 billion, up 2 per cent, with increased average interest-earning assets at £441 billion, a strong banking net interest margin of 2.50 per cent and other income of £2.4 billion, alongside a reduction in operating lease depreciation

●     Sustained cost discipline with operating costs of £3.7 billion, including the impact of rebuilding variable pay in the context of stronger than expected financial performance

●     Remediation charge of £425 million, materially driven by the £91 million regulatory fine relating to the communication of historical insurance renewals, £150 million of redress and operational costs for HBOS Reading, and charges in relation to other ongoing legacy programmes

●     Net impairment credit of £656 million, including £333 million in the second quarter, as a result of an £837 million release driven by improvements to the macroeconomic outlook for the UK, combined with robust credit performance. Management judgements in respect of coronavirus retained, now c.£1.2 billion

Balance sheet and capital strength further enhanced

●     Loans and advances at £447.7 billion, up £7.5 billion in the period, driven by strong growth of £12.6 billion in the open mortgage book

●     Customer deposits of £474.4 billion up £23.7 billion in the period, with continued inflows into the Group's trusted brands, including Retail current accounts which were up £9.9 billion in the period. Resulting loan to deposit ratio of 94 per cent, continues to provide a strong liquidity position and significant potential to lend into recovery

●     Strong capital build of 93 basis points in the first half prior to the interim ordinary dividend. Reintroduced a progressive and sustainable ordinary dividend policy, with an interim ordinary dividend of 0.67 pence per share

●     CET1 ratio of 16.7 per cent after dividend accrual, significantly ahead of both the ongoing target of c.12.5 per cent, plus a management buffer of c.1 per cent and regulatory requirement of c.11 per cent

Outlook

●     Given our solid financial performance and the improved UK macroeconomic outlook, the Group is enhancing its guidance for 2021. Based on the Group's current macroeconomic assumptions:

-      Net interest margin now expected to be around 250 basis points
-      Operating costs now expected to be c.£7.6 billion
-      Net asset quality ratio now expected to be below 10 basis points
-      Return on tangible equity now expected to be c.10 per cent, excluding the c.2.5 percentage point benefit from tax rate changes
-      Risk-weighted assets in 2021 now expected to be below £200 billion

INCOME STATEMENT − UNDERLYING BASIS†
	Half-year to 30 June 2021	Half-year to 30 June 2020	Change	Half-year to 31 Dec 2020	Change
	£m	£m	%	£m	%

Net interest income	5,418	5,478	(1)	5,295	2
Other income	2,417	2,461	(2)	2,054	18
Operating lease depreciation	(271)	(526)	48	(358)	24
Net income	7,564	7,413	2	6,991	8
Operating costs	(3,730)	(3,699)	(1)	(3,886)	4
Remediation	(425)	(177)		(202)
Total costs	(4,155)	(3,876)	(7)	(4,088)	(2)
Underlying profit before impairment	3,409	3,537	(4)	2,903	17
Impairment	656	(3,818)		(429)
Underlying profit (loss)	4,065	(281)		2,474	64
Restructuring	(255)	(133)	(92)	(388)	34
Volatility and other items	95	(188)		(173)
Payment protection insurance provision	-	-		(85)
Statutory profit (loss) before tax	3,905	(602)		1,828
Tax (expense) credit	(40)	621		(460)	91
Statutory profit after tax	3,865	19		1,368

Earnings (loss) per share	5.1p	(0.3)p		1.5p
Dividends per share - ordinary	0.67p	-		0.57p	18

Banking net interest margin†	2.50%	2.59%	(9)bp	2.44%	6bp
Average interest-earning banking assets†	£441bn	£433bn	2	£437bn	1
Cost:income ratio†	54.9%	52.3%	2.6pp	58.5%	(3.6)pp
Asset quality ratio†	(0.30)%	1.73%	(203)bp	0.19%	(49)bp
Return on tangible equity1,†	19.2%	(1.3)%	20.5pp	5.9%	13.3pp

KEY BALANCE SHEET METRICS
	At 30 June 2021	At 30 June 2020	Change %	At 31 Dec 2020	Change %

Loans and advances to customers2	£448bn	£440bn	2	£440bn	2
Customer deposits3	£474bn	£441bn	8	£451bn	5
Loan to deposit ratio†	94%	100%	(6)pp	98%	(4)pp
CET1 ratio	16.7%	14.6%	2.1pp	16.2%	0.5pp
CET1 ratio pre IFRS 9 transitional relief and software4	15.5%	13.4%	2.1pp	14.5%	1.0pp
Transitional MREL ratio	36.3%	36.8%	(0.5)pp	36.4%	(0.1)pp
UK leverage ratio	5.8%	5.4%	0.4pp	5.8%	-
Risk-weighted assets	£201bn	£207bn	(3)	£203bn	(1)
Tangible net assets per share†	55.6p	51.6p	4.0p	52.3p	3.3p

1        Revised basis, calculation shown on page 31.

2        Excludes reverse repos of £52.7 billion (30 June 2020: £61.1 billion; 31 December 2020: £58.6 billion).

3        Excludes repos of £7.9 billion (30 June 2020: £12.3 billion; 31 December 2020 £9.4 billion).

4        CET1 ratio 'pre IFRS 9 transitional relief and software' reflects the full impact of IFRS 9, prior to the application of the transitional relief arrangements and the reversal of the beneficial treatment currently applied to intangible software assets.

QUARTERLY INFORMATION†
	Quarterended 30 June 2021	Quarterended31 Mar 2021	Quarterended31 Dec 2020	Quarterended30 Sept 2020	Quarterended30 June 2020	Quarterended31 Mar 2020
	£m	£m	£m	£m	£m	£m

Net interest income	2,741	2,677	2,677	2,618	2,528	2,950
Other income	1,282	1,135	1,066	988	1,235	1,226
Operating lease depreciation	(123)	(148)	(150)	(208)	(302)	(224)
Net income	3,900	3,664	3,593	3,398	3,461	3,952
Operating costs	(1,879)	(1,851)	(2,028)	(1,858)	(1,822)	(1,877)
Remediation	(360)	(65)	(125)	(77)	(90)	(87)
Total costs	(2,239)	(1,916)	(2,153)	(1,935)	(1,912)	(1,964)
Underlying profit before impairment	1,661	1,748	1,440	1,463	1,549	1,988
Impairment	333	323	(128)	(301)	(2,388)	(1,430)
Underlying profit (loss)	1,994	2,071	1,312	1,162	(839)	558
Restructuring	(82)	(173)	(233)	(155)	(70)	(63)
Volatility and other items	95	-	(202)	29	233	(421)
Payment protection insurance provision	-	-	(85)	-	-	-
Statutory profit (loss) before tax	2,007	1,898	792	1,036	(676)	74
Tax credit (expense)	461	(501)	(112)	(348)	215	406
Statutory profit (loss) after tax	2,468	1,397	680	688	(461)	480

Banking net interest margin†	2.51%	2.49%	2.46%	2.42%	2.40%	2.79%
Average interest-earning banking assets†	£442bn	£439bn	£437bn	£436bn	£435bn	£432bn

Cost:income ratio†	57.4%	52.3%	59.9%	56.9%	55.2%	49.7%

Asset quality ratio†	(0.30)%	(0.29)%	0.11%	0.27%	2.16%	1.30%

Return on tangible equity1,†	24.4%	13.9%	5.9%	6.0%	(6.1%)	3.7%

Loans and advances to customers2	£448bn	£444bn	£440bn	£439bn	£440bn	£443bn
Customer deposits3	£474bn	£462bn	£451bn	£447bn	£441bn	£428bn
Loan to deposit ratio†	94%	96%	98%	98%	100%	103%
Risk-weighted assets	£201bn	£199bn	£203bn	£205bn	£207bn	£209bn
Tangible net assets per share†	55.6p	52.4p	52.3p	52.2p	51.6p	57.4p

1        Revised basis, calculation shown on page 31.

2        Excludes reverse repos.

3        Excludes repos.

BALANCE SHEET ANALYSIS
	At 30 June 2021	At 31 Mar 2021	Change	At 30 June 2020	Change	At 31 Dec 2020	Change
	£bn	£bn	%	£bn	%	£bn	%

Loans and advances to customers
Open mortgage book	289.9	283.3	2	267.1	9	277.3	5
Closed mortgage book	15.3	15.9	(4)	17.5	(13)	16.5	(7)
Credit cards	13.6	13.5	1	15.2	(11)	14.3	(5)
UK Retail unsecured loans	8.0	7.8	3	8.2	(2)	8.0	-
UK Motor Finance	14.4	14.9	(3)	15.3	(6)	14.7	(2)
Overdrafts	1.0	0.9	11	1.0	-	0.9	11
Retail other1	10.5	10.3	2	9.7	8	10.4	1
SME2	40.4	41.1	(2)	38.4	5	40.6	-
Mid Corporates	3.8	4.0	(5)	4.6	(17)	4.1	(7)
Corporate and Institutional	44.9	45.6	(2)	55.0	(18)	46.0	(2)
Commercial Banking other	3.9	4.1	(5)	5.0	(22)	4.3	(9)
Wealth	1.0	1.0	-	0.9	11	0.9	11
Central items	1.0	1.1	(9)	2.5	(60)	2.2	(55)
Loans and advances to customers3	447.7	443.5	1	440.4	2	440.2	2

Customer deposits
Retail current accounts	107.3	103.0	4	87.5	23	97.4	10
Commercial current accounts2,4	49.5	47.2	5	44.2	12	47.6	4
Retail relationship savings accounts	161.3	158.2	2	148.5	9	154.1	5
Retail tactical savings accounts	16.4	13.8	19	12.7	29	14.0	17
Commercial deposits2,5	124.5	125.5	(1)	133.8	(7)	122.7	1
Wealth	14.8	14.1	5	13.5	10	14.1	5
Central items	0.6	0.6	-	0.9	(33)	0.8	(25)
Total customer deposits6	474.4	462.4	3	441.1	8	450.7	5

Total assets	879.7	869.5	1	873.0	1	871.3	1
Total liabilities	827.8	820.0	1	824.1	-	821.9	1

Ordinary shareholders' equity	45.8	43.4	6	42.8	7	43.3	6
Other equity instruments	5.9	5.9	-	5.9	-	5.9	-
Non-controlling interests	0.2	0.2	-	0.2	-	0.2	-
Total equity	51.9	49.5	5	48.9	6	49.4	5

Ordinary shares in issue, excluding own shares	70,956m	70,936m	-	70,735m	-	70,812m	-

1        Primarily Europe.

2        Includes Retail Business Banking.

3        Excludes reverse repos.

4        Primarily non-interest-bearing Commercial Banking current accounts.

5        Primarily Commercial Banking interest-bearing accounts.

6        Excludes repos.

GROUP RESULTS − STATUTORY BASIS

The results below are prepared in accordance with International Financial Reporting Standards (IFRSs). The underlying results are shown on page 2. A reconciliation between the statutory and underlying results is shown on page 28.

Income statement
	Half-year to 30 June 2021	Half-year to 30 June 2020	Change	Half-year to 31 Dec 2020	Change
	£m	£m	%	£m	%

Net interest income	4,373	6,556	(33)	4,193	4
Other income	15,195	316		18,102	(16)
Total income	19,568	6,872		22,295	(12)
Insurance claims	(11,489)	1,023		(15,064)	(24)
Total income, net of insurance claims	8,079	7,895	2	7,231	12
Operating expenses	(4,897)	(4,668)	(5)	(5,077)	4
Impairment	723	(3,829)		(326)
Profit (loss) before tax	3,905	(602)		1,828
Tax (expense) credit	(40)	621		(460)	91
Profit for the period	3,865	19		1,368

The Group's statutory income statement includes income and expense attributable to the policyholders of the Group's long-term assurance funds. These items materially offset in arriving at profit attributable to equity shareholders but can, depending on market movements, lead to significant variances on a statutory basis between total income and insurance claims from one period to the next. In the six months to 30 June 2021, due to strong market conditions, the Group recognised significant gains on policyholder investments within total income which were materially offset by an increase within insurance claims expense, representing the growth in the corresponding insurance and investment contract liabilities.

GROUP RESULTS − STATUTORY BASIS (continued)

Balance sheet
	At 30 June 2021	At 30 June 2020	Change	At 31 Dec 2020	Change
	£m	£m	%	£m	%

Assets
Cash and balances at central banks	78,966	78,139	1	73,257	8
Financial assets at fair value through profit or loss	177,589	157,113	13	171,626	3
Derivative financial instruments	22,193	32,978	(33)	29,613	(25)
Financial assets at amortised cost	516,175	518,314	-	514,994	-
Financial assets at fair value through other comprehensive income	26,213	27,211	(4)	27,603	(5)
Other assets	58,551	59,239	(1)	54,176	8
Total assets	879,687	872,994	1	871,269	1

Liabilities
Deposits from banks	20,655	34,124	(39)	31,465	(34)
Customer deposits	482,349	453,446	6	460,068	5
Financial liabilities at fair value through profit or loss	21,054	21,474	(2)	22,646	(7)
Derivative financial instruments	17,951	28,631	(37)	27,313	(34)
Debt securities in issue	81,268	99,931	(19)	87,397	(7)
Liabilities arising from insurance and investment contracts	162,399	143,052	14	154,512	5
Subordinated liabilities	13,527	17,717	(24)	14,261	(5)
Other liabilities	28,598	25,757	11	24,194	18
Total liabilities	827,801	824,132	-	821,856	1
Total equity	51,886	48,862	6	49,413	5
Total equity and liabilities	879,687	872,994	1	871,269	1

The Group's balance sheet includes assets and liabilities associated with the policyholders of the Group's long-term assurance funds. These items have no material impact in total upon the net assets attributable to equity shareholders but can, depending on market movements, lead to significant variances on a statutory basis, predominantly between financial assets at fair value through profit or loss and liabilities arising from insurance and investment contracts from one period to the next. In the six months to 30 June 2021, due to strong market conditions, significant growth was seen in policyholder investments, primarily within financial assets at fair value through profit or loss. This was materially offset by an increase in the corresponding insurance and investment contract liabilities.

INTERIM GROUP CHIEF EXECUTIVE'S STATEMENT

Since the start of the pandemic the Group has continued to Help Britain Recover, supporting Retail and Commercial customers and communities across the UK. In this context, over the last six months the Group has delivered a solid financial performance, with continued business momentum and balance sheet growth. It has been an honour to be Interim Group Chief Executive since May and I am proud of the positive impact that we have been able to make. The dedication of colleagues and their support of customers and businesses in these unique and challenging times is impressive.

Today, the coronavirus pandemic continues to have a significant impact on the people, businesses and communities in the UK and Government support measures remain important. While we are clearly seeing positive developments and the macroeconomic outlook is improving, supported by the successful vaccine roll out in the UK and emergence from lockdown restrictions, the outlook remains uncertain.

As we look forward into the remainder of 2021, I am confident that the Group's people, financial strength and business model will continue to Help Britain Recover. I look forward to working with Charlie Nunn when he starts in August as our new Group Chief Executive. I am confident he will find a truly customer focused business in a strong financial and strategic position. We remain committed to supporting our customers, colleagues and communities and ensuring a sustainable recovery.

Financial performance

In the context of continued business momentum and balance sheet growth the Group has delivered a solid financial performance with statutory profit before tax of £3.9 billion in the first half of 2021, significantly higher than the first half of 2020 and benefiting from a net impairment credit in the period. Net income of £7.6 billion was up 2 per cent, benefiting from increased average interest-earning assets and a strengthened net interest margin in the second quarter of 2021, as well as some early signs of recovery in other income and a reduction in operating lease depreciation. The Group continues to maintain its focus on cost management, with a market-leading cost:income ratio of 54.9 per cent. Operating costs increased slightly over the period due to the rebuilding of variable pay in the context of stronger than expected financial performance in income and impairments. Remediation charges also increased in the period as we took charges relating to a number of ongoing legacy issues. Increased profits were supported by the net impairment credit of £656 million, as a result of a release of expected credit loss (ECL) allowances of £837 million driven by the improved macroeconomic outlook for the UK, combined with robust credit performance.

The balance sheet continues to grow with loans and advances to customers at £447.7 billion, up 2 per cent in the first half of 2021, driven by strong growth in mortgage lending. Customer deposits continued to increase, with growth of £23.7 billion since the end of 2020, including significant growth in Retail current accounts and relationship savings balances. Deposit balances are now up c.£63 billion over the last eighteen months.

The Group's capital position remains strong with a CET1 ratio of 16.7 per cent after dividend accrual. Given the strength of the capital position and the regulator's clarification that banks may resume capital distributions, the Board has announced an interim ordinary dividend of 0.67 pence per share, in line with the Board's commitment to future capital returns, and has reintroduced a progressive and sustainable ordinary dividend policy.

Strategic progress

We launched Strategic Review 2021 in February this year, with a focus on Helping Britain Recover and further enhancing our core capabilities, specifically technology, payments, data and our people. Strategic Review 2021 supports the creation of sustainable shareholder value through revenue generation and diversification, further efficiency gains and disciplined growth as we accelerate our transformation and build the UK's preferred financial partner for personal customers and the best bank for business. In the first half of 2021, we invested £0.4 billion to support these strategic initiatives.

INTERIM GROUP CHIEF EXECUTIVE'S STATEMENT (continued)

We are committed to helping our customers, clients, colleagues and communities through the coronavirus pandemic and rebuilding livelihoods, whilst delivering long-term sustainable returns for shareholders. We recognise that the focus of the Group's purpose, Helping Britain Prosper, must evolve in response to the current environment with changing societal and customer needs and expectations. We are therefore committed to Helping Britain Recover and supporting a sustainable recovery which benefits all of our stakeholders.

During the first half of 2021 we have made meaningful progress across all five of our Helping Britain Recover priority areas that are embedded in our business ambitions and where we can make the most difference. For example:

●     We have helped rebuild households' financial health and wellbeing through directing customers to free independent debt advice for more than 130,000 accounts

●     We have supported businesses to recover, adapt and grow through supporting over 48,000 businesses to start up and helping 75,000 small businesses boost their digital capability

●     We have expanded the availability of affordable and quality homes with new lending of c.£9.0 billion to nearly 43,000 first-time buyers, almost reaching our full year 2021 target of £10 billion, as well as delivering £2.1 billion of new funding support to the social housing sector, exceeding our full year target

●     We are accelerating the transition to a low carbon economy, expanding the funding available under our discounted green finance initiatives from £3 billion to £5 billion in the first half of 2021, with more than £8.6 billion of total green finance delivered since 2016. In addition, we have renewed our strategic relationship with Jaguar Land Rover, and have extended our contract with Tesla, supporting the delivery of the Group's goal of helping to reduce the emissions we finance by more than 50 per cent by 2030 on path to net zero by 2050, or sooner. Furthermore, our progress on reducing our own operational emissions has recently been recognised in being ranked sixth in the Financial Times' inaugural listing of Europe's Climate Leaders

●     We are continuing to contribute to an inclusive society and build an inclusive organisation. In June 2021 we collaborated with City Mental Health Alliance to publish a research report on 'Mental Health And Race at Work' and have launched a pilot to improve free access to cash in underserved areas

Building the UK's preferred financial partner for personal customers and best bank for business

We are building on our position as the UK's largest personal customer franchise with our multi-brand, multi-channel model, leveraging our unique capabilities to meet more of our customers' needs. During the first half of 2021, we increased our net open mortgage book by £12.6 billion. We are exceeding our target to maintain record all channel net promoter score with a 3 point increase in the first half of 2021. We have seen positive annual net new money in Insurance and Wealth, with cumulative net flows for open book assets under administration of £4 billion in the first half of 2021.

We have today announced that we intend to acquire the Embark Group (Embark), a fast growing investment and retirement platform business. Embark enhances our capabilities to address the attractive mass market and self-directed Wealth segment, completing the Group's Wealth proposition. Embark will also enable us to re-platform the Group's pensions and retirement proposition, delivering a market-leading platform for intermediaries and significantly strengthening the Group's offering in Retirement, an important growth market.

As announced within Strategic Review 2021, the Group aims to meet more of its customers' broader financial needs, whilst retaining more of the c.£10 billion assets under administration which customers invest with third parties each year. The acquisition of Embark will deliver a modern, industry-leading mass market, direct-to-consumer proposition, complementing the Group's existing advice offerings through Schroders Personal Wealth and Cazenove Capital. The acquisition will see the Group acquire c.£35 billion of assets under administration on behalf of c.410,000 consumer clients.

We are targeting a top-three position in direct-to-consumer self-directed and robo-advice business in the medium term. We are also targeting a top-three position in the individual pensions and retirement drawdown market by 2025. The acquisition of Embark transforms our ability to achieve these objectives. As a consequence, we are increasing our Strategic Review 2021 net new money target from £25 billion to c.£40 billion by 2023, to reflect this increased growth potential.

INTERIM GROUP CHIEF EXECUTIVE'S STATEMENT (continued)

Through a combination of the Group's new capabilities and its multi-brand, multi-channel distribution model across more than 25 million customers, the Group expects this acquisition to deliver attractive growth and returns over time and create value for shareholders. A consideration of c.£390 million will be paid for the entire share capital of Embark upon completion. The transaction is expected to have a c.30 basis points impact on Group CET1 capital and deliver a mid-teens return on invested capital in the medium term, both including all integration and restructuring costs.

We have progressed towards our vision to be the best bank for business, building on our outstanding reach, supported by our brand and scale, our historic above-market growth in SME and a strong presence among large corporate clients. During the first half of 2021, we increased our SME and Retail Business Banking digital net promoter score by 3 points, targeting a 5 point increase by the end of 2023. We have also improved our share of FX products for core clients in 2021 and have improved our GBP rates ranking by four places to sixth.

Enhanced capabilities

We are progressively modernising our technology architecture in order to deliver better customer propositions and to structurally improve our operational efficiency and agility. We have further strengthened our digital offering for customers, including increasing the volume of mobile releases and improving customer satisfaction, with our record mobile app net promoter score increasing by 4 points in the first half of 2021, surpassing our target. Additionally, in line with the technology R&D investment we highlighted at the full year, we safely migrated around 120,000 customer accounts to our pilot new bank architecture in the first half. Although fewer than the c.400,000 originally planned, it was sufficient to provide a significant proof-point for our investment, allowing work to progress.

We have further invested in our payments proposition with a leading market share of card spend, in line with target. In addition, we have achieved a twofold increase in the number of corporate clients onboarded to the new cash management and payments platform with its improved capability to meet client needs. We remain on track for a threefold increase by the end of the year.

We have further invested in data capabilities to deliver more effective outcomes for our customers and our colleagues. During the first half of 2021, we have extended machine learning capabilities to drive faster mortgage approvals for 20,000 franchise customers using automated income verification analysis. In addition, we migrated 45 million customer records to private cloud hosting to prove our data migration capabilities. This reflects another important proof-point.

The pandemic has accelerated many of the trends previously evident in the workplace. These require a reduced office footprint, but also enhanced workspaces to foster collaboration and creativity. It is very important that we respond to this opportunity to best serve our colleagues and to enhance efficiency. During the first half of 2021, we have reduced office space by c.3 per cent, on track to meet our target of an 8 per cent reduction in 2021. We have also created three distinct workstyles, known as 'home', 'hub' and 'hybrid', as part of our planning for future ways of working. We expect around 80 per cent of colleagues to work in a hybrid manner under this model.

Much work remains to be done on Strategic Review 2021, but the first half represents a strong start on our programme.

Outlook

●     Given our solid financial performance and the improved UK macroeconomic outlook, the Group is enhancing its guidance for 2021. Based on the Group's current macroeconomic assumptions:

-      Net interest margin now expected to be around 250 basis points
-      Operating costs now expected to be c.£7.6 billion
-      Net asset quality ratio now expected to be below 10 basis points
-      Return on tangible equity now expected to be c.10 per cent, excluding the c.2.5 percentage point benefit from tax rate changes
-      Risk-weighted assets in 2021 now expected to be below £200 billion

Although the macroeconomic outlook remains uncertain, the Group's people, financial strength and business model will ensure that we can continue to support our customers and Help Britain Recover. This is fully aligned with the Group's long term strategic objectives, the position of the franchise and the interests of our shareholders.

SUMMARY OF GROUP RESULTS

Solid financial performance with continued business momentum, bolstered by macroeconomic outlook

Statutory results

The Group's statutory profit before tax for the half-year to 30 June 2021 was £3,905 million, whilst statutory profit after tax was £3,865 million, both benefiting from solid business momentum and a net impairment credit driven by the UK's improved macroeconomic outlook, combined with robust credit performance. The Group's statutory profit after tax included a benefit of £970 million from the revaluation of deferred tax assets given the revised corporation tax rate effective from 1 April 2023, substantively enacted in the second quarter.

On a statutory basis, net income was up 2 per cent on the first half of 2020 reflecting lower net interest income given the reduced margins combined with lower levels of customer activity, more than offset by the positive impact of market volatility. Statutory operating expenses were up £229 million, impacted by a higher remediation charge in the period and increased restructuring costs. Statutory impairment for the period was a net credit as a result of a release of expected credit loss (ECL) allowances driven by the improved macroeconomic outlook for the UK, combined with robust credit performance.

Underlying results†

The Group's underlying profit was £4,065 million for the period, compared to an underlying loss of £281 million in the first six months of 2020, reflecting both solid financial performance and the improved macroeconomic outlook.

Underlying profit before impairment for the period of £3,409 million continues to recover and although down 4 per cent on the first six months of 2020 is up 17 per cent on the second six months of 2020. Net income was 2 per cent higher than in the first half of 2020 at £7,564 million and 8 per cent higher when compared to the second half of 2020. The Group continues to maintain its focus on cost management, with a market-leading cost:income ratio, although operating costs increased slightly on prior year due to the rebuilding of variable pay, given stronger than expected financial performance in income and impairments. Total costs, including remediation, were up 7 per cent on the prior year, given the slight increase in operating costs and a higher remediation charge in the period, materially driven by a regulatory fine relating to the communication of historical insurance renewals, further costs in relation to HBOS Reading and other litigation relating to ongoing legacy programmes.

The Group's balance sheet remains strong. Loans and advances to customers were 2 per cent higher at £448 billion, driven by strong growth in mortgage lending. Customer deposits increased 5 per cent to £474 billion with significant growth in Retail current accounts and relationship savings balances, continuing the trend seen since 2019. The Group's CET1 ratio was 16.7 per cent after dividend accrual, significantly ahead of both the ongoing target of c.12.5 per cent, plus a management buffer of c.1 per cent and the regulatory requirement of c.11 per cent.

Net income†
	Half-year to 30 June 2021	Half-year to 30 June 2020	Change	Half-year to 31 Dec 2020	Change
	£m	£m	%	£m	%

Net interest income	5,418	5,478	(1)	5,295	2
Other income	2,417	2,461	(2)	2,054	18
Operating lease depreciation	(271)	(526)	48	(358)	24
Net income	7,564	7,413	2	6,991	8

Banking net interest margin†	2.50%	2.59%	(9)bp	2.44%	6bp
Average interest-earning banking assets†	£440.8bn	£433.2bn	2	£436.6bn	1

SUMMARY OF GROUP RESULTS (continued)

Net income of £7,564 million was up 2 per cent on the first half of 2020, with slightly lower net interest income and other income more than offset by a reduction in operating lease depreciation. Compared to the second half of 2020, net income was up 8 per cent, driven by significant improvements in other income as well as an increase in net interest income and lower operating lease depreciation.

Net interest income of £5,418 million was down 1 per cent versus the first half of 2020, impacted by a reduction in the banking net interest margin which more than offset the effects of higher average interest-earning banking assets. The banking net interest margin reduced by 9 basis points to 2.50 per cent, reflecting the lower rate environment and change in asset mix, including lower unsecured balances. The banking net interest margin in the second quarter of 2021 improved to 2.51 per cent versus the first quarter, benefiting from improving structural hedge earnings and asset and liability mix in Commercial Banking. Average interest-earning banking assets were up 2 per cent compared to the first half of 2020, driven by strong growth in the open mortgage book and the impact of Government supported loan schemes. These were partially offset by the effects of the continued optimisation of the Corporate and Institutional book within Commercial Banking and lower unsecured and motor balances.

The Group manages the risk to its earnings and capital from movements in interest rates centrally by hedging the net liabilities which are stable or less sensitive to movements in rates. As at 30 June 2021 the Group's structural hedge had an approved capacity of £225 billion, a prudent increase from £210 billion at year end 2020, capturing part of the liability growth since year end 2019, given the success in attracting deposit balances. The nominal balance of the structural hedge was £215 billion as at 30 June 2021 (31 December 2020: £186 billion) with a weighted-average duration of around three-and-a-half years (31 December 2020: around two-and-a-half years). The Group generated £1.1 billion of total gross income from the structural hedge balances in the first half of 2021 (half-year to 30 June 2020: £1.3 billion), impacted by market rates.

Taking all of these factors into account, the Group now expects the net interest margin for full year 2021 to be around 250 basis points, with low single-digit percentage growth in average interest-earning assets in 2021.

Other income of £2,417 million was 2 per cent lower than the first half of 2020, reflecting lower levels of insurance new business income, a lower Lex fleet size and significantly lower levels of gilt and other liquid asset sales (half-year to 30 June 2021: £23 million, half-year to 30 June 2020: £135 million). This was in part mitigated by strong performance in the Group's equity investment businesses, including Lloyds Development Capital, of £280 million (half-year to 30 June 2020: £9 million loss). The Group's other income was up 18 per cent on the second half of 2020, significantly due to the absence of the negative insurance assumption changes and experience variance seen in the second half of 2020.

In the second quarter of 2021, other income of £1,282 million was up £147 million against the previous three months, including a strong contribution from the Group's equity investment businesses and positive assumption changes in Insurance. The Group is also seeing some early signs of increasing customer activity and new business, particularly in Retail and workplace pensions within Insurance and Wealth.

Operating lease depreciation reduced to £271 million (half-year to 30 June 2020: £526 million) driven by strength in used vehicle prices during the first half of 2021, as well as the continued impact of a smaller Lex fleet size.

SUMMARY OF GROUP RESULTS (continued)

Total costs†
	Half-year to 30 June 2021	Half-yearto 30 June 2020	Change	Half-yearto 31 Dec2020	Change
	£m	£m	%	£m	%

Operating costs	3,730	3,699	(1)	3,886	4
Remediation	425	177		202
Total costs	4,155	3,876	(7)	4,088	(2)

Cost:income ratio†	54.9%	52.3%	2.6pp	58.5%	(3.6)pp

Total costs of £4,155 million were 7 per cent higher than in the first half of 2020, due to slightly higher operating costs and a higher remediation charge in the period. The Group continues to maintain its focus on cost management, with a market-leading cost:income ratio of 54.9 per cent. In the context of stronger than expected financial performance in income and impairments, the Group is accelerating the rebuild of variable pay in 2021, which has resulted in the slight increase in operating costs in the period.

Total investment spend in the first half of 2021 amounted to £0.9 billion, prioritising technology and digital projects whilst building on the customer ambitions and enhanced capabilities outlined in Strategic Review 2021, including £0.4 billion strategic investment spend. During the first half of 2021 the Group capitalised c.£0.6 billion of investment spend, of which c.£0.4 billion related to intangible assets. Total capitalised spend amounted to 64 per cent of investment.

The Group now expects operating costs for 2021 to be broadly in line with 2020 at c.£7.6 billion, as a result of the accelerated rebuild of variable pay in the context of stronger than expected financial performance.

Remediation charges increased to £425 million, materially driven by the £91 million regulatory fine relating to the communication of historic home insurance renewals, HBOS Reading charges as previously flagged, as well as litigation costs and charges in relation to other ongoing legacy programmes. With respect to HBOS Reading, £150 million was incurred in the first half of 2021, including operational costs to provide for the likelihood of activities spanning across 2022 as well as the outcome to date of decisions from the independent panel re-review on direct and consequential losses. Further significant charges over 2021 and 2022 could be required as more panel decisions are published, but at this stage it is not possible to reliably estimate the potential impact or timings.

SUMMARY OF GROUP RESULTS (continued)

Impairment†

Asset quality remains strong, with low levels of new to arrears. Impairment in the first half of the year was a net credit of £656 million, compared to a net charge of £3,818 million in the first half of 2020. The net credit in the period resulted from an £837 million release of expected credit loss (ECL) allowances driven by improvements to the macroeconomic outlook for the UK, of which £378 million was recognised in the second quarter of 2021. This was partially offset by a low run-rate impairment charge of £252 million, reflecting strong asset quality in a continued benign credit environment and some releases against Commercial Banking exposures.

The Group's ECL allowance reduced in the first half of the year by £1.3 billion to £5.6 billion (31 December 2020: £6.9 billion, 31 December 2019: £4.2 billion), of which £837 million resulted from improvements to the macroeconomic outlook, including stronger GDP performance, improved unemployment outlook partly given the impact of the extension of the Government's Coronavirus Job Retention Scheme announced in the first quarter of 2021 and strength in house prices. Observed credit performance remained robust in the period, with the flow of assets into arrears, defaults and write-offs remaining at low levels. Reductions in Commercial Banking ECL allowances also reflect improved outcomes on restructuring cases, reduction in Stage 2 exposures and lower flows to default.

The ECL allowance remains high by historical standards, £1.4 billion above 31 December 2019 and assumes that a large proportion of these additional expected losses will crystallise over the next 12 months. This is expected to take place as support measures subside and unemployment increases, with the Group's base case predicting a peak of 6.6 per cent in the fourth quarter of 2021. The ECL allowance continues to reflect a probability-weighted view of future economic scenarios with a 30 per cent weighting of base case, upside and downside and a 10 per cent weighting of the severe downside. The improvement in unemployment and asset price outlook we have seen in 2021 within the base case is further reflected in all scenarios which have improved significantly since the year end.

The Group has retained the judgemental overlays applied at year end and has continued to offset modelled releases not deemed reflective of underlying risk. Management judgements in respect of coronavirus of c.£1.2 billion (31 December 2020: c.£0.9 billion) include a central £400 million overlay, as well as c.£800 million of judgements within the underlying portfolios (31 December 2020: c.£500 million). The central overlay was added at year end in recognition of the significant uncertainty with regard to the efficacy of coronavirus vaccines, the vaccination rollout, potential virus mutations and economic performance post lockdown restrictions and Government support. Although the base case outlook has improved throughout the first half, the Group considers these risks remain and that the conditioning assumptions for the improved base case and associated scenarios do not capture these unprecedented risks.

Overall the Group's loan portfolio continues to be well positioned, reflecting a prudent, through-the-cycle approach to credit risk and high levels of security. The Retail portfolio is heavily weighted towards high quality mortgage lending where low loan-to-value ratios provide security against potential risks. The prime consumer finance portfolio also benefits from previous high quality growth and the Group's prudent risk appetite. The Commercial portfolio reflects a diverse client base with limited exposure to sectors most affected by the coronavirus pandemic. Within Commercial Banking, management of concentration risk includes single name and country limits as well as controls over the overall exposure to certain higher risk sectors and asset classes.

Whilst covered by Government guarantees and with significant adoption of the Government's Pay As You Grow scheme, early trends in Bounce Back Loan Scheme (BBLS) repayments indicate fewer than 10 per cent of customers due to commence repayment across the Group have entered arrears.

Given the experience of the first half of the year and the Group's current macroeconomic assumptions, the full year impairment charge is expected to be materially lower than the guidance set out in the first quarter, with the net asset quality ratio for 2021 now expected to be below 10 basis points.

SUMMARY OF GROUP RESULTS (continued)
	Half-year to 30 June 2021	Half-yearto 30 June 2020	Change	Half-year to 31 Dec 2020	Change
	£m	£m	%	£m	%

Charges pre-updated multiple economic scenarios1
Retail	527	578	9	781	33
Commercial Banking	(272)	206		46
Other	(3)	4		(5)	40
	252	788	68	822	69
Coronavirus impacted restructuring cases2	(71)	432		(29)
Updated economic outlook:
Retail	(544)	1,517		(492)	(11)
Commercial Banking	(293)	881		(72)
Other	-	200		200
	(837)	2,598		(364)
Impairment (credit) charge	(656)	3,818		429

Asset quality ratio†	(0.30)%	1.73%	(203)bp	0.19%	(49bp)

1        Charges based on the economic outlook as at 31 December 2019, prior to the impact of the coronavirus pandemic on forward looking expected losses.

2        Additional (credits)/charges on cases subject to restructuring at the end of 2019, where the coronavirus pandemic is considered to have had a direct effect upon the recovery strategy.
	At 30 June 20211	At 31 Dec 20201	Change %
	£m	£m

Stage 2 gross loans and advances to customers	54,129	60,514	(11)
Stage 2 loans and advances to customers as % of total	10.7%	12.0%	(1.3)pp
Stage 2 ECL allowances2	2,081	2,727	(24)
Stage 2 ECL allowances2 as % of Stage 2 drawn balances	3.8%	4.5%	(0.7)pp

Stage 3 gross loans and advances to customers	8,616	9,089	(5)
Stage 3 loans and advances to customers as a % of total	1.7%	1.8%	(0.1)pp
Stage 3 ECL allowances2	2,108	2,508	(16)
Stage 3 ECL allowances2 as % of Stage 3 drawn balances3	25.6%	28.6%	(3.0)pp

Total loans and advances to customers4	505,496	505,129	-
Total ECL allowance on loans and advances to customers2	5,555	6,832	(19)
Total ECL allowances on loans and advances to customers2 as % of drawn balances3	1.1%	1.4%	(0.3)pp

1        Underlying basis. Refer to basis of presentation.

2        Expected credit loss allowance on loans and advances to customers (drawn and undrawn).

3        Total and Stage 3 ECL allowances as a percentage of drawn balances are calculated excluding loans in recoveries in Retail and Commercial Banking of £380 million (31 December 2020: £317 million). Comparatives restated to reflect exclusion of Commercial Banking recoveries.

4        Includes reverse repos of £52.7 billion (31 December 2020: £58.6 billion).

SUMMARY OF GROUP RESULTS (continued)

Statutory profit
	Half-year to 30 June 2021	Half-year to 30 June 2020	Change	Half-year to 31 Dec 2020	Change
	£m	£m	%	£m	%

Statutory profit (loss) before tax	3,905	(602)		1,828

Adjustments:
Restructuring
Severance costs	(69)	(28)		(128)	46
Property transformation	(42)	(37)	(14)	(109)	61
Technology research and development	(81)	(19)		(42)	(93)
Regulatory programmes	(32)	(19)	(68)	(23)	(39)
Mergers and acquisitions, integration and other restructuring costs	(31)	(30)	(3)	(86)	64
	(255)	(133)	(92)	(388)	34
Volatility and other items
Market volatility and asset sales	239	(43)		(16)
Amortisation of purchased intangibles	(35)	(34)	(3)	(35)
Fair value unwind	(109)	(111)	2	(122)	11
	95	(188)		(173)
Payment protection insurance provision	-	-		(85)
Total adjustments	(160)	(321)	50	(646)	75

Underlying profit (loss)†	4,065	(281)		2,474	64

Earnings (loss) per share	5.1p	(0.3)p		1.5p
Return on tangible equity1,†	19.2%	(1.3)%	20.5pp	5.9%	13.3pp

1        Calculation shown on page 31.

Further information on the reconciliation of underlying to statutory results is included on page 28.

Restructuring costs of £255 million, up from £133 million in the first half of 2020, reflected an increase in technology research and development spend as the Group invests in investigating and proving new technologies, as well as higher severance costs. A further increase in restructuring costs beyond the level of the first half is expected in the second half of 2021.

Volatility and other items, comprising market volatility and asset sales of £239 million, largely offset by the amortisation of purchased intangibles and the unwind of acquisition fair value adjustments, resulted in a net gain of £95 million compared to a net loss of £188 million in the first half of 2020. Within market volatility and asset sales, insurance volatility was favourable compared to prior year, driven largely by rising equity markets compared to the significant downturn in the first half of 2020, along with the narrowing spreads experienced this year. This was alongside reduced levels of positive banking volatility as a result of exchange rate movements.

SUMMARY OF GROUP RESULTS (continued)

Tax

The Group recognised a tax expense of £40 million in the period compared to a net credit of £621 million in the first six months of 2020. In March 2021, the UK Government announced its intention to increase the rate of corporation tax from 19 per cent to 25 per cent with effect from 1 April 2023 and this was substantively enacted on 24 May 2021. As a result of this change in tax rate, the Group has recognised a £970 million deferred tax credit in the income statement and a £184 million debit within other comprehensive income, increasing the Group's net deferred tax asset by £786 million. The prior year tax credit included an uplift in deferred tax assets following the announcement by the UK Government that it would maintain the corporation tax rate at 19 per cent.

Return on tangible equity†

The return on tangible equity for the first half of the year was 19.2 per cent, which included the annualised c.5 percentage point benefit from the corporation tax rate change. Based on the Group's current macroeconomic assumptions, return on tangible equity for the full year is now expected to be c.10 per cent, excluding the equivalent c.2.5 percentage point benefit from tax rate changes over the year.

Balance sheet
	At 30 June 2021	At 30 June 2020	Change%	At 31 Dec2020	Change%

Loans and advances to customers1	£448bn	£440bn	2	£440bn	2
Customer deposits2	£474bn	£441bn	8	£451bn	5
Loan to deposit ratio†	94%	100%	(6)pp	98%	(4)pp

Wholesale funding	£103bn	£125bn	(17)	£109bn	(6)
Wholesale funding <1 year maturity	£34bn	£40bn	(16)	£34bn	(2)
Of which money-market funding <1 year maturity3	£21bn	£26bn	(17)	£22bn	-
Liquidity coverage ratio - eligible assets4	£139bn	£138bn	1	£142bn	(2)
Liquidity coverage ratio5	131%	140%	(9)pp	136%	(5)pp

1        Excludes reverse repos of £52.7 billion (30 June 2020: £61.1 billion; 31 December 2020: £58.6 billion).

2        Excludes repos of £7.9 billion (30 June 2020: £12.3 billion; 31 December 2020 £9.4 billion).

3        Excludes balances relating to margins of £4.0 billion (30 June 2020: £6.9 billion; 31 December 2020: £5.3 billion).

4        Eligible assets are calculated as an average of month-end observations over the previous 12 months post any liquidity haircuts.

5        The liquidity coverage ratio is calculated as a simple average of month end observations over the previous 12 months.

The Group's balance sheet reflects healthy franchise growth. Loans and advances to customers were 2 per cent higher at £448 billion compared to £440 billion at 31 December 2020. Within Retail, strong growth in the open mortgage book of £12.6 billion was only partially offset by the continued run off of the closed mortgage book and lower cards balances. Commercial Banking experienced reductions as a result of continued optimisation activity within the Corporate and Institutional book and a market where corporate liquidity levels are high and demand for new lending restrained. Customer deposits have increased by £23.7 billion since the end of 2020, with continued inflows into the Group's trusted brands and significant growth of £47.2 billion seen in Retail current accounts and relationship savings balances since 2019. Within Commercial Banking, deposits were up £3.6 billion, largely driven by the inflow of short-term balances, in June 2021.

The Group's loan to deposit ratio of 94 per cent continues to provide a strong liquidity position and significant potential to lend into recovery. The Group's funding and liquidity position is further discussed on page 54.

SUMMARY OF GROUP RESULTS (continued)

Capital
	At 30 June 2021	At 30 June 2020	Change %	At 31 Dec2020	Change %

CET1 ratio	16.7%	14.6%	2.1pp	16.2%	0.5pp
CET1 ratio pre IFRS 9 transitional relief and software1	15.5%	13.4%	2.1pp	14.5%	1.0pp
Transitional total capital ratio	23.1%	22.3%	0.8pp	23.3%	(0.2)pp
Transitional MREL ratio	36.3%	36.8%	(0.5)pp	36.4%	(0.1)pp
UK leverage ratio	5.8%	5.4%	0.4pp	5.8%	-
Risk-weighted assets	£201bn	£207bn	(3)	£203bn	(1)

Ordinary shareholders' equity	£46bn	£43bn	7	£43bn	6
Tangible net assets per share†	55.6p	51.6p	4.0p	52.3p	3.3p

1        CET1 ratio 'pre IFRS 9 transitional relief and software' reflects the full impact of IFRS 9, prior to the application of the transitional relief arrangements, and the reversal of the beneficial treatment currently applied to intangible software assets.
Capital movements	bps

Banking build (pre impairment credit)	115
Impairment credit net of IFRS 9 transitional relief release	(6)
Underlying risk-weighted assets	16
Pension contributions and other movements	(32)
Capital build	93
Revised software rules1	(6)
Ordinary dividend accrual	(37)
Net movement in CET1 ratio	50

1        Reduction in benefit driven by prudential amortisation.

The Group's CET1 capital ratio increased from 16.2 per cent at 31 December 2020 to 16.7 per cent post dividend accrual. The strong capital build of 93 basis points during the first six months of the year largely reflected banking build (pre impairment credit), with a limited offset from the net impact of the impairment credit and partial release of IFRS 9 transitional relief which included 5 basis points relating to the phased reduction in static relief. Further increases in capital build from a reduction in underlying risk-weighted assets and other movements were more than offset by pension contributions of 35 basis points made during the period which reflected the full 2021 fixed contributions for the Group's three main defined benefit pension schemes. The accrual for foreseeable ordinary dividends includes the impact of the interim ordinary dividend.

The PRA have confirmed their intention to remove the beneficial treatment currently applied to intangible software assets and reinstate the original requirement to deduct these assets in full. This change will be implemented on 1 January 2022 and is expected to reduce the Group's reported CET 1 ratio by c.50 basis points at that time.

The Group continues to apply the revised IFRS 9 transitional arrangements for capital, with the total relief recognised at 30 June 2021 amounting to 78 basis points.

Excluding the IFRS 9 transitional relief and removing the current beneficial treatment applied to intangible software assets would reduce the Group's CET1 capital ratio from 16.7 per cent to 15.5 per cent, on the basis of the position at 30 June 2021.

SUMMARY OF GROUP RESULTS (continued)

The Board's view of the ongoing level of CET1 capital required by the Group to grow the business, meet regulatory requirements and cover uncertainties is around 12.5 per cent, plus a management buffer of around 1 per cent.

Risk-weighted assets at £201 billion reduced by £1.8 billion in the first six months of the year, primarily driven by continued optimisation activity undertaken in Commercial Banking, partially offset by a temporary increase in market risk and limited impacts from credit deterioration, the latter in part due to the mitigating impact of house price increases. Given the improved macroeconomic outlook, risk-weighted assets in 2021 are now expected to be below £200 billion by the end of the year. On 1 January 2022, regulatory headwinds from the implementation of new CRD IV models (predominantly relating to mortgages) and changes to counterparty credit risk rules (SA-CCR) are expected to increase risk-weighted assets by £15-£20 billion. Significant uncertainty remains around the outcome of the implementation and the macroeconomic environment at the time, both of which may impact this assessment.

Tangible net assets per share increased by 3.3 pence to 55.6 pence at 30 June 2021 from 52.3 pence at 31 December 2020.

Dividend

In respect of the first half of 2021 and following the PRA update of 13 July 2021, the Board has announced an interim ordinary dividend of 0.67 pence per share, reintroducing a progressive and sustainable ordinary dividend policy.

Going forward, the Group will revert to paying any ordinary dividends half yearly, rather than quarterly, with the quantum announced with the half year and full year results. The Board believes this approach is appropriate in the current environment given its simplicity, environmental benefits and the additional flexibility it provides to the business. The Board will continue to give due consideration at each year end to the return of any surplus capital through the use of special dividends or buybacks.

SEGMENTAL ANALYSIS - UNDERLYING BASIS†
Half-year to 30 June 2021	Retail	Commercial Banking	Insurance and Wealth	Central items	Group
	£m	£m	£m	£m	£m

Net interest income	4,218	1,153	36	11	5,418
Other income	812	677	660	268	2,417
Operating lease depreciation	(263)	(8)	-	-	(271)
Net income	4,767	1,822	696	279	7,564
Operating costs	(2,296)	(901)	(493)	(40)	(3,730)
Remediation	(153)	(169)	(116)	13	(425)
Total costs	(2,449)	(1,070)	(609)	(27)	(4,155)
Underlying profit before impairment	2,318	752	87	252	3,409
Impairment	17	636	2	1	656
Underlying profit	2,335	1,388	89	253	4,065

Banking net interest margin†	2.45%	2.96%			2.50%
Average interest-earning banking assets†	£358.3bn	£81.6bn	£0.9bn	-	£440.8bn
Asset quality ratio†	(0.01)%	(1.48)%			(0.30)%
Return on risk-weighted assets†	4.75%	3.82%			4.08%
Loans and advances to customers1	£361.5bn	£84.2bn	£1.0bn	£1.0bn	£447.7bn
Customer deposits2	£309.8bn	£149.2bn	£14.8bn	£0.6bn	£474.4bn
Risk-weighted assets	£100.0bn	£72.7bn	£1.4bn	£26.8bn	£200.9bn

Half-year to 30 June 2020	Retail	Commercial Banking	Insurance and Wealth	Central items	Group
	£m	£m	£m	£m	£m

Net interest income	4,233	1,222	14	9	5,478
Other income	919	658	853	31	2,461
Operating lease depreciation	(518)	(8)	-	-	(526)
Net income	4,634	1,872	867	40	7,413
Operating costs	(2,277)	(906)	(459)	(57)	(3,699)
Remediation	(50)	(115)	(19)	7	(177)
Total costs	(2,327)	(1,021)	(478)	(50)	(3,876)
Underlying profit before impairment	2,307	851	389	(10)	3,537
Impairment	(2,095)	(1,519)	(10)	(194)	(3,818)
Underlying profit (loss)	212	(668)	379	(204)	(281)

Banking net interest margin†	2.59%	2.92%			2.59%
Average interest-earning banking assets†	£342.3bn	£90.0bn	£0.9bn	-	£433.2bn
Asset quality ratio†	1.23%	3.12%			1.73%
Return on risk-weighted assets	0.43%	(1.70)%			(0.27)%
Loans and advances to customers1	£341.0bn	£96.0bn	£0.9bn	£2.5bn	£440.4bn
Customer deposits2	£272.2bn	£154.5bn	£13.5bn	£0.9bn	£441.1bn
Risk-weighted assets	£99.4bn	£78.4bn	£1.3bn	£28.0bn	£207.1bn

1        Excludes reverse repos.

2        Excludes repos.

SEGMENTAL ANALYSIS - UNDERLYING BASIS (continued)
Half-year to 31 December 2020	Retail	Commercial Banking	Insurance and Wealth	Central items	Group
	£m	£m	£m	£m	£m

Net interest income	4,151	1,135	35	(26)	5,295
Other income	814	634	397	209	2,054
Operating lease depreciation	(338)	(20)	-	-	(358)
Net income	4,627	1,749	432	183	6,991
Operating costs	(2,484)	(945)	(443)	(14)	(3,886)
Remediation	(75)	(95)	(31)	(1)	(202)
Total costs	(2,559)	(1,040)	(474)	(15)	(4,088)
Underlying profit before impairment†	2,068	709	(42)	168	2,903
Impairment	(289)	55	1	(196)	(429)
Underlying profit (loss)†	1,779	764	(41)	(28)	2,474

Banking net interest margin†	2.45%	2.74%			2.44%
Average interest-earning banking assets†	£348.5bn	£87.2bn	£0.9bn	-	£436.6bn
Asset quality ratio†	0.17%	(0.12)%			0.19%
Return on risk-weighted assets†	3.56%	1.98%			2.40%
Loans and advances to customers1	£350.9bn	£86.2bn	£0.9bn	£2.2bn	£440.2bn
Customer deposits2	£290.2bn	£145.6bn	£14.1bn	£0.8bn	£450.7bn
Risk-weighted assets	£99.0bn	£75.0bn	£1.3bn	£27.4bn	£202.7bn

1        Excludes reverse repos.

2        Excludes repos.

RETAIL

Retail offers a broad range of financial service products to personal and business banking customers, including current accounts, savings, mortgages, credit cards, unsecured loans, motor finance and leasing solutions. Its aim is to be the preferred financial partner for personal customers, by building deep and enduring relationships that meet more of its customers' financial needs and to improve their financial resilience throughout their lifetime, with personalised products and services. Retail operates a multi-brand and multi-channel strategy. It continues to simplify its business and provide more transparent products, helping to improve service levels and reduce conduct risk, while working within a prudent risk appetite.

Strategic progress

●     Record net promoter scores across branch (80) and digital (71), reflecting continued improved customer satisfaction and the Group's focus on improving customer experience

●     Expanded the availability of affordable and quality homes, with strong open mortgage book growth of £12.6 billion, including new lending of c.£9.0 billion to nearly 43,000 first-time buyers, almost reaching the Group's full year £10 billion 2021 target

●     Strengthened our mortgage proposition with 1,500 Mortgage Advisers now having video capability, alongside face to face and phone, providing enhanced access and flexibility with 800 appointments per week outside branch opening hours

●     Helped rebuild households' financial health and wellbeing through directing customers to free independent debt advice for more than 130,000 accounts

●     Continued modernisation of the Group's technology architecture, demonstrated by being the first major bank to market giving customers the ability to settle their credit card balance via open banking. Over 850,000 uses since launch

●     Maintained UK's largest branch network; piloting a scheme to strengthen free access to cash, with over 400 retail sites to date agreeing to provide cashback; supported industry commitments to access to cash through the BankHub pilot

●     Flexed ways of working to meet customer demand, with 800 branch colleagues moving into customer service roles

●     Progress towards deepening relationships via a 133 per cent increase in referrals to Schroders Personal Wealth (compared to the second half of 2020), allowing the Group to meet more of our customers' financial needs

●     Renewed strategic relationship with Jaguar Land Rover, and extended contract with Tesla, contributing to the transition to a low carbon economy

Financial performance

●     Net interest income of £4,218 million, in line with prior year. Benefit of mortgage and business banking growth, offset by the low rate environment, lower unsecured balances and reduced activity and demand during the pandemic

●     Other income reduced by 12 per cent, including a market driven reduction in Lex fleet size. Operating lease depreciation decreased by 49 per cent, driven by strength in used vehicle prices and the smaller fleet size

●     Operating costs 1 per cent higher; reflecting investment in IT and increased variable pay costs, compared to first half 2020. Remediation charges increased on prior year to £153 million

●     Impairment significantly decreased, with a £17 million credit in the first half of 2021, underpinned by benign credit environment and strong asset quality, alongside an improved macroeconomic outlook for the UK

●     Customer lending increased 3 per cent in the period driven by strong open mortgage book growth of £12.6 billion, partially offset by the continued run off of the closed mortgage book and lower cards balances

●     Customer deposits increased 7 per cent in 2021, demonstrating the strength of the Group's trusted brands

●     Risk-weighted assets up 1 per cent, in part influenced by model calibrations and a larger mortgage book, offset by house price growth and lower unsecured balances

Retail performance summary†
	Half-year to 30 June 2021	Half-year to 30 June 2020	Change	Half-year to 31 Dec 2020	Change
	£m	£m	%	£m	%

Net interest income	4,218	4,233	-	4,151	2
Other income	812	919	(12)	814	-
Operating lease depreciation	(263)	(518)	49	(338)	22
Net income	4,767	4,634	3	4,627	3
Operating costs	(2,296)	(2,277)	(1)	(2,484)	8
Remediation	(153)	(50)		(75)
Total costs	(2,449)	(2,327)	(5)	(2,559)	4
Underlying profit before impairment	2,318	2,307	-	2,068	12
Impairment	17	(2,095)		(289)
Underlying profit	2,335	212		1,779	31

Banking net interest margin†	2.45%	2.59%	(14)bp	2.45%	-
Average interest-earning banking assets†	£358.3bn	£342.3bn	5	£348.5bn	3
Asset quality ratio†	(0.01)%	1.23%	(124)bp	0.17%	(18)bp
Return on risk-weighted assets†	4.75%	0.43%	432bp	3.56%	119bp

	At 30 June 2021	At 30 June 2020	Change	At 31 Dec 2020	Change
	£bn	£bn	%	£bn	%

Open mortgage book	289.9	267.1	9	277.3	5
Closed mortgage book	15.3	17.5	(13)	16.5	(7)
Credit cards	13.6	15.2	(11)	14.3	(5)
UK unsecured loans	8.0	8.2	(2)	8.0	-
UK Motor Finance	14.4	15.3	(6)	14.7	(2)
Business Banking	8.8	7.0	26	8.8	-
Overdrafts	1.0	1.0	-	0.9	11
Other1	10.5	9.7	8	10.4	1
Loans and advances to customers	361.5	341.0	6	350.9	3
Operating lease assets	4.0	4.1	(2)	3.9	3
Total customer assets	365.5	345.1	6	354.8	3

Current accounts	107.3	87.5	23	97.4	10
Relationship savings2	186.1	172.0	8	178.8	4
Tactical savings	16.4	12.7	29	14.0	17
Customer deposits	309.8	272.2	14	290.2	7

Risk-weighted assets	100.0	99.4	1	99.0	1

1        Includes Europe and run-off.

2        Includes Business Banking.

COMMERCIAL BANKING

Through its segmented client coverage model, Commercial Banking provides clients with a range of products and services such as lending, transaction banking, working capital management, risk management and debt capital markets. Commercial Banking is committed to becoming the best bank for business through its client-led, low-risk, capital efficient strategy. Continued investment in capabilities and digital propositions will enable the business to build a leading digital SME proposition and a strengthened Corporate and Institutional client franchise.

Strategic progress

●     Supporting the UK recovery by investing in 1,100 business specialists to help business customers develop appropriate recovery plans

●     Exceeded the full year target to help expand the availability of affordable and quality homes, delivering £2.1 billion of new funding support to the social housing sector in the first half, including £1.4 billion of ESG-linked funding via a new, dedicated sustainability team

●     Expanded the funding available under the Group's discounted green finance initiatives from £3 billion to £5 billion in the first half of 2021 to support businesses transition to a low carbon economy, with more than £8.6 billion of total green finance delivered since 2016

●     Strengthening the Markets proposition through an enhanced product offering and improved pricing capabilities; achieving growth in the share of FX products for core clients and improving GBP rates ranking1 to sixth

●     Increased the number of new clients using the Group's merchant services by 8 per cent through targeted investment, providing a simplified and quicker onboarding service

●     Twofold increase in the number of corporate clients onboarded to the new cash management and payments platform through improved capabilities to meet client needs; remain on track for a threefold increase by the end of the year

●     Enhanced digital platform delivering a 3 point improvement in SME and Retail Business Banking digital net promoter score, reflecting improved service and the commitment to be the best bank for business

●     On track to achieve greater than 50 per cent growth in SME products originated via a digital source by the end of 2021

Financial performance

●     Net interest income of £1,153 million down 6 per cent on prior year, reflecting lower deposit income given the rate environment, partly offset by disciplined asset pricing and portfolio optimisation across both sides of the balance sheet

●     Other income up 3 per cent at £677 million, driven by higher levels of corporate financing activity offset by reductions in financial markets following the market volatility in the second quarter of last year

●     Operating costs 1 per cent lower reflecting continued benefit from efficiency initiatives partly offset by investment and increased variable pay costs

●     Impairment credit of £636 million in the first half of 2021, driven by the UK's improved macroeconomic outlook, improved credit outlook across Stage 1 and 2 and releases on a small number of specific single names in Stage 3

●     Customer lending 2 per cent lower at £84.2 billion due to lower consumer activity and continued optimisation of the corporate portfolio

●     Customer deposits 2 per cent higher at £149.2 billion, largely driven by the inflow of short-term balances in June 2021; focus remains on optimising for liquidity

●     Risk-weighted assets decreased 3 per cent to £72.7 billion, driven by ongoing optimisation in the corporate book

1        Combined Tradeweb and Bloomberg GBP IRS ranking.

Commercial Banking performance summary†
	Half-year to 30 June 2021	Half-year to 30 June 2020	Change	Half-year to 31 Dec 2020	Change
	£m	£m	%	£m	%

Net interest income	1,153	1,222	(6)	1,135	2
Other income	677	658	3	634	7
Operating lease depreciation	(8)	(8)	-	(20)	60
Net income	1,822	1,872	(3)	1,749	4
Operating costs	(901)	(906)	1	(945)	5
Remediation	(169)	(115)	(47)	(95)	(78)
Total costs	(1,070)	(1,021)	(5)	(1,040)	(3)
Underlying profit before impairment	752	851	(12)	709	6
Impairment	636	(1,519)		55
Underlying profit (loss)	1,388	(668)		764	82

Banking net interest margin†	2.96%	2.92%	4bp	2.74%	22bp
Average interest-earning banking assets†	£81.6bn	£90.0bn	(9)	£87.2bn	(6)
Asset quality ratio†	(1.48)%	3.12%	(460)bp	(0.12)%	(136)bp
Return on risk-weighted assets†	3.82%	(1.70)%	552bp	1.98%	184bp

	At 30 June 2021	At 30 June 2020	Change	At 31 Dec 2020	Change
	£bn	£bn	%	£bn	%

SME	31.6	31.4	1	31.8	(1)
Mid Corporates	3.8	4.6	(17)	4.1	(7)
Corporate and Institutional	44.9	55.0	(18)	46.0	(2)
Other	3.9	5.0	(22)	4.3	(9)
Loans and advances to customers	84.2	96.0	(12)	86.2	(2)

SME loans and advances including Retail Business Banking	40.4	38.4	5	40.6	-

Customer deposits	149.2	154.5	(3)	145.6	2

Current accounts including Retail Business Banking	49.5	44.2	12	47.6	4
Other customer deposits including Retail Business Banking	124.5	133.8	(7)	122.7	1
Customer deposits including Retail Business Banking	174.0	178.0	(2)	170.3	2

Risk-weighted assets	72.7	78.4	(7)	75.0	(3)

INSURANCE AND WEALTH

Insurance and Wealth offers insurance, investment and wealth management products and services. It supports over 10 million customers with assets under administration (AuA) of £185 billion and annualised annuity payments of over £1.1 billion. The Group continues to invest significantly in the development of the business, with the aim of becoming Britain's preferred financial partner for pensions and financial planning, helping to rebuild households' financial health and wellbeing, and meeting more of the Group customers' financial needs, increasingly with carbon neutral investments.

Strategic progress

●     Announced acquisition of Embark, a fast growing investment and retirement platform business with c.£35 billion of AuA on behalf of c.410,000 consumer clients. Embark enhances the Group's capabilities to address the attractive mass market and self-directed Wealth segment, completing the Group's Wealth proposition, alongside Schroders Personal Wealth and the Group's investment in Cazenove Capital, and significantly strengthens the Group's offering in Retirement, an important growth market

●     Deepened customer relationships via a 220 per cent increase in referrals to Schroders Personal Wealth (compared to the first half of 2020), allowing the Group to meet more of our customers' financial needs

●     Progressed the Group's vision to be the preferred financial partner for personal customers, with £4 billion net new money in Insurance and Wealth open book AuA over the period (£125 billion as at 30 June 2021)

●     Scottish Widows has invested in its first sustainability-linked loan, helping accelerate the transition to a low carbon economy and our ambition to halve the carbon footprint of our investments by 2030, on the path to net zero by 2050

●     Launched a new digital protection journey through Halifax, with rollout to other Group platforms planned for the second half of 2021. Scottish Widows are proud to have maintained a protection claims payout rate of over 98 per cent during the pandemic, helping rebuild households' financial health and wellbeing

●     Continued modernisation of the Group's technology architecture, with over 22 million views of insurance products each month in the Group's unique Single Customer View proposition (up from 17 million, 31 December 2020)

Financial performance

●     LP&I sales have increased by 14 per cent (20 per cent excluding bulk annuities), driven by strong performance across most propositions. A change in workplace pensions business mix and assumptions has resulted in the associated income recognition being deferred to future years and a reduction in reported new business margin

●     Continued momentum in workplace pensions has driven strong growth: scheme membership has increased by 5 per cent, year to date premiums received by 33 per cent, and AuA by 25 per cent (compared to 30 June 2020)

●     Strong growth in volumes of protection business, with an increase of over 40 per cent in the number of new policies sold (compared to the first half of 2020), including a 10 per cent growth in sales through the Group's Retail channels

●     Life and pensions experience includes £27 million positive impact from assumption changes (prior period included £91 million from methodology changes)

●     Persistency experience for the first half of 2021 is £36 million favourable to expectation, driven by strong retention of business in workplace, planning and retirement, and longstanding LP&I

●     Wealth income was resilient, with net interest income ahead of prior year, driven by higher customer deposits; Stockbroking income has also grown year on year, driven by continued high trading volumes

●     Other income of £660 million reduced from £853 million in the first half of 2020 largely driven by reduced activity in the bulk annuity market and the non recurrence of a positive methodology change in the first half of 2020. Compared to the second half of 2020 other income increased by £263 million, primarily as a result of renewed activity in workplace pensions, and resilient experience compared to long term persistency, mortality and longevity assumptions

●     Total costs increased by £131 million, driven by a £91 million regulatory fine relating to the way the Group historically communicated with home insurance customers regarding their renewals. Operating costs increased by £34 million due to investment in IT and increased variable pay costs. The increase compared to the second half of 2020 also reflects the timing of the Flood Re levy

Insurance capital

●     Estimated Shareholder Solvency II ratio of 162 per cent, with 11 percentage points increase from 31 December 2020, reflecting the positive impact of recent long term rate increases, with positive earnings from in-force business

●     Credit asset portfolio remains strong, rated 'A -' on average, well diversified and non-cyclical, with less than 1 per cent of assets backing annuities being sub investment grade or unrated

Insurance and Wealth performance summary†
	Half-year to 30 June 2021	Half-year to 30 June 2020	Change	Half-year to 31 Dec 2020	Change
	£m	£m	%	£m	%

Net interest income	36	14		35	3
Other income	660	853	(23)	397	66
Net income	696	867	(20)	432	61
Operating costs	(493)	(459)	(7)	(443)	(11)
Remediation	(116)	(19)		(31)
Total costs	(609)	(478)	(27)	(474)	(28)
Underlying profit before impairment	87	389	(78)	(42)
Impairment	2	(10)		1
Underlying profit (loss)	89	379	(77)	(41)

Life and pensions sales (PVNBP)1,†	9,006	7,880	14	6,649	35
General insurance underwritten new gross written premiums	47	56	(16)	55	(15)
General insurance underwritten total gross written premiums	315	327	(4)	335	(6)
General insurance combined ratio2	114%	89%	25pp	82%	32pp

	At 30 June 2021	At 30 June 2020	Change	At 31 Dec 2020	Change
	£bn	£bn	%	£bn	%

Insurance Solvency II ratio3	162%	140%	22pp	151%	11pp
UK Wealth Loans and advances to customers	1.0	0.9	11	0.9	11
UK Wealth Customer deposits	14.8	13.5	10	14.1	5
UK Wealth Risk-weighted assets	1.4	1.3	8	1.3	8
Total customer assets under administration	184.6	159.6	16	171.9	7

Income by product group
	Half-year to 30 June 2021			Half-year to 30 June 2020			Half-year to 31 Dec 2020
	New business	Existing business	Total	New business	Existing business	Total
	£m	£m	£m	£m	£m	£m	£m

Workplace, planning and retirement	98	55	153	121	62	183	144
Individual and bulk annuities	43	38	81	108	41	149	101
Protection	14	10	24	11	10	21	16
Longstanding LP&I	7	150	157	4	175	179	176
	162	253	415	244	288	532	437
Life and pensions experience and other items			8			72	(267)
General insurance			158			155	154
			581			759	324
Wealth			115			108	108
Net income			696			867	432

1        Present value of new business premiums. Further information on page 125.

2        Includes £91 million regulatory fine relating to the way the Group historically communicated with home insurance customers regarding their renewals. Excluding the fine this ratio was 84 per cent.

3        Equivalent estimated regulatory view of ratio (including With Profits funds) was 153 per cent (30 June 2020: 144 per cent).

CENTRAL ITEMS†
	Half-year to 30 June 2021	Half-year to 30 June 2020	Change	Half-year to 31 Dec 2020	Change
	£m	£m	%	£m	%

Net income	279	40		183	52
Operating costs	(40)	(57)	30	(14)
Remediation	13	7	86	(1)
Total costs	(27)	(50)	46	(15)	(80)
Underlying profit (loss) before impairment	252	(10)		168	50
Impairment	1	(194)		(196)
Underlying profit (loss)	253	(204)		(28)

Central items includes income and expenditure not attributed to divisions, including residual net interest income after transfer pricing (including the central recovery of the Group's distributions on other equity instruments), in period gains from gilt sales and the unwind of associated hedging costs, as well as the Group's equities business, including Lloyds Development Capital and the Business Growth Fund.

Net income in the period of £279 million improved by £239 million on the first six months of 2020 largely due to the non-recurrence of negative coronavirus-related revaluations taken in 2020 and strong performance in the equities businesses in the first half of 2021. Other income also included a significantly reduced gain of £23 million (half-year to 30 June 2020: £135 million) on the sale of gilts and other liquid assets.

Impairment for the period was a credit of £1 million compared to a charge of £194 million in the first half of 2020 and a charge of £196 million in the second half of 2020. The impairment charge for the first and second halves of 2020 included £200 million in each period in respect of uncertainty in the economic outlook not captured within modelled ECL allowances.

OTHER FINANCIAL INFORMATION

1.             Reconciliation between statutory and underlying basis financial information

The tables below set out the reconciliation from the statutory results to the underlying basis results, the principles of which are set out in the basis of presentation.
		Removal of:
	Statutory basis	Volatility and other items1,2,3	Insurance gross up4	PPI	Underlying basis†
Half-year to 30 June 2021	£m	£m	£m	£m	£m

Net interest income	4,373	107	938	-	5,418
Other income, net of insurance claims	3,706	(263)	(1,026)	-	2,417
Operating lease depreciation		(271)	-	-	(271)
Net income	8,079	(427)	(88)	-	7,564
Operating expenses5	(4,897)	654	88	-	(4,155)
Impairment6	723	(67)	-	-	656
Profit (loss) before tax	3,905	160	-	-	4,065

Half-year to 30 June 2020
Net interest income	6,556	54	(1,132)	-	5,478
Other income, net of insurance claims	1,339	104	1,018	-	2,461
Operating lease depreciation		(526)	-	-	(526)
Net income	7,895	(368)	(114)	-	7,413
Operating expenses5	(4,668)	689	103	-	(3,876)
Impairment6	(3,829)	-	11	-	(3,818)
Profit (loss) before tax	(602)	321	-	-	(281)

Half-year to 31 December 2020
Net interest income	4,193	120	982	-	5,295
Other income, net of insurance claims	3,038	61	(1,045)	-	2,054
Operating lease depreciation		(358)	-	-	(358)
Net income	7,231	(177)	(63)	-	6,991
Operating expenses5	(5,077)	833	71	85	(4,088)
Impairment6	(326)	(95)	(8)	-	(429)
Profit (loss) before tax	1,828	561	-	85	2,474

1        In the half-year to 30 June 2021 this comprises the effects of market volatility and asset sales (gain of £239 million); the amortisation of purchased intangibles (£35 million); restructuring (£255 million, including severance costs, property transformation, technology research and development, regulatory programmes and merger, acquisition and integration costs); and fair value unwind (losses of £109 million).

2        In the half-year to 30 June 2020 this comprises the effects of market volatility and asset sales (loss of £43 million); the amortisation of purchased intangibles (£34 million); restructuring (£133 million, including severance costs, property transformation, technology research and development, regulatory programmes and merger, acquisition and integration costs); and fair value unwind (losses of £111 million).

3        In the half-year to 31 December 2020 this comprises the effects of market volatility and asset sales (loss of £16 million); the amortisation of purchased intangibles (£35 million); restructuring (£388 million, including severance costs, property transformation, technology research and development, regulatory programmes and merger, acquisition and integration costs); and fair value unwind (losses of £122 million).

4        The Group's insurance businesses' income statements include income and expense attributable to the policyholders of the Group's long-term assurance funds. These items have no impact in total upon profit attributable to equity shareholders and, to provide a clearer representation of the underlying trends within the business, these items are shown net within the underlying results.

5        The statutory basis figure is the aggregate of operating costs and operating lease depreciation.

6        Certain derivative valuation adjustments associated with credit-impaired customers are included within the impairment charge on an underlying basis but reported within other income, net of insurance claims on a statutory basis.

OTHER FINANCIAL INFORMATION (continued)

1.      Reconciliation between statutory and underlying basis financial information (continued)

The table below sets out the reconciliation from statutory profit before tax to underlying profit before impairment.
	Half-year to 30 June 2021	Half-year to 30 June 2020	Half-year to 31 Dec 2020
	£m	£m	£m

Statutory profit before tax	3,905	(602)	1,828
Impairment	(723)	3,829	326
Volatility and other items1	227	321	656
Insurance gross up	-	(11)	8
Payment protection insurance	-	-	85
Underlying profit before impairment†	3,409	3,537	2,903

1        See page 28.

2.   Banking net interest margin and average interest-earning assets†
	Half-year to 30 June 2021	Half-year to 30 June 2020	Half-year to 31 Dec 2020

Group net interest income - statutory basis (£m)	4,373	6,556	4,193
Insurance gross up (£m)	938	(1,132)	982
Volatility and other items (£m)	107	54	120
Group net interest income - underlying basis (£m)	5,418	5,478	5,295
Non-banking net interest expense (£m)	58	110	67
Banking net interest income - underlying basis (£m)	5,476	5,588	5,362

Net loans and advances to customers (£bn)1	447.7	440.4	440.2
Impairment provision and fair value adjustments (£bn)	5.1	6.6	6.3
Non-banking items:
Fee-based loans and advances (£bn)	(4.6)	(6.5)	(5.1)
Other non-banking (£bn)	(0.4)	(2.4)	(2.6)
Gross banking loans and advances (£bn)	447.8	438.1	438.8
Averaging (£bn)	(7.0)	(4.9)	(2.2)
Average interest-earning banking assets (£bn)	440.8	433.2	436.6

Banking net interest margin (%)	2.50	2.59	2.44

1        Excludes reverse repos.

OTHER FINANCIAL INFORMATION (continued)

3.     Volatility arising in the insurance business

Volatility included in the Group's statutory results before tax comprises the following:
	Half-year to 30 June 2021	Half-year to 30 June 2020	Half-year to 31 Dec 2020
	£m	£m	£m

Insurance volatility	275	(393)	173
Policyholder interests volatility	214	(205)	131
Total volatility	489	(598)	304
Insurance hedging arrangements	(340)	228	(156)
Total	149	(370)	148

The Group's insurance business has policyholder liabilities that are supported by substantial holdings of investments. IFRS requires that the changes in both the value of the liabilities and investments are reflected within the income statement. The value of the liabilities does not move exactly in line with changes in the value of the investments. As the investments are substantial, movements in their value can have a significant impact on the profitability of the Group. Management believes that it is appropriate to disclose the division's results on the basis of an expected return. The impact of the actual return on these investments differing from the expected return is included within insurance volatility.

Insurance volatility movements in the first half of 2021 were largely driven by an increase in global equity markets and narrowing gilt spreads. Although the Group manages its exposures to equity, interest rate, foreign currency exchange rate, inflation and market movements within the Insurance division, it does so by balancing the importance of managing the impacts on both capital and earnings volatility. For example, equity market movements are hedged within Insurance on a Solvency II capital basis and whilst this also reduces the IFRS earnings exposure to equity market movements, the hedge works to a lesser extent from an IFRS earnings perspective.

4.     Changes in insurance assumptions and methodology

The following impacts from assumption changes are included within Insurance and Wealth other operating income.
	Half-year to 30 June 2021	Half-year to 30 June 2020	Half-year to 31 Dec 2020
	£m	£m	£m

Persistency	-	-	(74)
Mortality, longevity and morbidity	34	-	52
Expense assumptions	(29)	-	(124)
Other	22	-	(5)
Total assumption changes	27	-	(151)
Methodology changes	-	91	-
Total assumption and methodology changes	27	91	(151)

Key life and pensions assumptions and methodologies are formally updated through the annual basis review in the fourth quarter of each year. However, assumptions are monitored throughout the year and are updated at half year where there is a compelling reason to do so.

Current period changes reflect updated annuitant longevity assumptions, increased future short-term committed expenditure on specific projects and an update to reinsurance recovery assumptions.

OTHER FINANCIAL INFORMATION (continued)

5.             Tangible net assets per share†

The table below sets out a reconciliation of the Group's shareholders' equity to its tangible net assets.
	At 30 June 2021	At 30 June 2020	At 31 Dec 2020
	£m	£m	£m

Ordinary shareholders' equity	45,761	42,734	43,278
Goodwill	(2,320)	(2,324)	(2,320)
Intangible assets	(4,299)	(3,985)	(4,140)
Purchased value of in-force business	(209)	(234)	(221)
Other, including deferred tax effects	552	309	459
Tangible net assets	39,485	36,500	37,056

Ordinary shares in issue, excluding own shares	70,956m	70,735m	70,812m

Tangible net assets per share	55.6p	51.6p	52.3p

6.             Return on tangible equity†

As announced at the full year results, the Group has revised its definition of return on tangible equity. Statutory profit after tax is adjusted to deduct profit attributable to non-controlling interests and other equity holders and is divided by average tangible equity.
	Half-year to 30 June 2021	Half-year to 30 June 2020	Half-year to 31 Dec 2020

Average shareholders' equity (£bn)	44.2	43.7	43.1
Average intangible assets (£bn)	(6.3)	(6.2)	(6.3)
Average tangible equity (£bn)	37.9	37.5	36.8

Profit (loss) attributable to ordinary shareholders (£m)1	3,611	(234)	1,099

Return on tangible equity (%)1,†	19.2	(1.3)	5.9

1        Revised basis, half-year to 30 June 2020 and half-year to 31 December 2020 restated.

OTHER FINANCIAL INFORMATION (continued)

7.             Support measures

Retail payment holiday characteristics1
	Mortgages		Cards		Loans		Motor		Total
	000s	£bn	000s	£bn	000s	£bn	000s	£bn	000s	£bn

Total payment holidays granted	491	59.1	341	1.7	304	2.4	161	2.0	1,297	65.1

First payment holiday still in force	0	0.1	1	0.0	0	0.0	0	0.0	2	0.1
Matured payment holidays - repaying	460	55.2	290	1.4	274	2.2	149	1.8	1,173	60.6
Matured payment holidays - extended	2	0.2	1	0.0	1	0.0	1	0.0	5	0.3
Matured payment holidays - missed payment	29	3.6	48	0.2	29	0.2	11	0.2	116	4.2

As a percentage of total matured
Matured payment holidays - repaying	94%	94%	85%	86%	90%	91%	92%	90%	91%	93%
Matured payment holidays - extended	0.3%	0.4%	0.3%	0.4%	0.2%	0.3	0.7%	1.1%	0.4%	0.4%
Matured payment holidays - missed payment	6%	6%	14%	14%	9%	9%	7%	9%	9%	6%

1        Mortgages, credit cards and personal loans at 3 July 2021; Motor finance at 6 July 2021. Analysis of mortgage payment holidays excludes St James Place, Intelligent Finance and Tesco; Motor finance payment holidays excludes Lex Autolease. Total payment holidays granted are equal to the sum of first payment holiday still in force and matured payment holidays. Totals and percentages calculated using unrounded numbers.

RISK MANAGEMENT

PRINCIPAL RISKS AND UNCERTAINTIES

The significant risks faced by the Group are detailed below. There has been no change to the definition of these risks from those disclosed in the Group's 2020 Annual Report and Accounts.

The external risks faced by the Group may also impact the success of delivering against the Group's long-term strategic objectives. They include, but are not limited to the coronavirus pandemic, global macro-economic conditions and regulatory developments.

The coronavirus pandemic has had an impact on all risk types and continues to be a major area of focus. The Group responded quickly to the challenges faced, putting in place risk mitigation strategies and refining investment and strategic plans. Transition planning remains a key focus in ensuring that the Group continues to protect colleagues and services to customers as the situation continues to evolve and in ensuring that the lessons learned from the pandemic are embedded into future working practices.

The Group is participating in the 2021 Bank of England Biennial Exploratory Scenario on Climate (CBES) for submission in October. The scope is to consider credit losses under three different temperature scenarios over a thirty year horizon, and the strategic actions the Group could take to mitigate Climate Risk. The CBES may be used to inform FPC and PRA supervision and will not be used to set capital requirements.

The Group's principal risks and uncertainties are reviewed and reported regularly to the Board in alignment with the Group's Enterprise Risk Management Framework.

Climate - The risk that the Group experiences losses and/or reputational damage as a result of climate change, either directly or through its customers. These losses may be realised from physical events, the required adaptation in transitioning to a low carbon economy, or as a consequence of the responses to managing these changes.

Market - The risk that the Group's capital or earnings profile is affected by adverse market rates or prices, in particular interest rates and credit spreads in the Banking business, interest rates, equity prices and credit spreads in the Insurance business, and credit spreads in the Group's defined benefit pension schemes.

Credit - The risk that parties with whom the Group has contracted fail to meet their financial obligations (both on and off- balance sheet).

Funding and liquidity - Funding risk is defined as the risk that the Group does not have sufficiently stable and diverse sources of funding or the funding structure is inefficient. Liquidity risk is defined as the risk that the Group has insufficient financial resources to meet its commitments as they fall due, or can only secure them at excessive cost.

Capital - The risk that the Group has a sub-optimal quantity or quality of capital or that capital is inefficiently deployed across the Group.

Insurance underwriting - The risk of adverse developments in the timing, frequency and severity of claims for insured/underwritten events and in customer behaviour, leading to reductions in earnings and/or value.

Change/execution - The risk that, in delivering its change agenda, the Group fails to ensure compliance with laws and regulation, maintain effective customer service and availability and/or operation within the Group's risk appetite.

Conduct - The risk of customer detriment across the customer lifecycle including: failures in product management, distribution and servicing activities; from other risks materialising, or other activities which could undermine the integrity of the market or distort competition, leading to unfair customer outcomes, regulatory censure, reputational damage or financial loss.

PRINCIPAL RISKS AND UNCERTAINTIES (continued)

Data - The risk of the Group failing to effectively govern, manage and control its data (including data processed by third party suppliers), leading to unethical decisions, poor customer outcomes, loss of value to the Group and mistrust.

Governance - The risk that the Group's organisational infrastructure fails to provide robust oversight of decision-making and the control mechanisms to ensure strategies and management instructions are implemented effectively.

People - The risk that the Group fails to provide an appropriate colleague and customer-centric culture, supported by robust reward and wellbeing policies and processes, effective leadership to manage colleague resources, effective talent and succession management and robust control to ensure all colleague-related requirements are met.

Operational resilience - The risk that the Group fails to design resilience into business operations, underlying infrastructure and controls (people, process, technology) so that it is able to withstand external or internal events which could impact the continuation of operations and fails to respond in a way which meets customer and stakeholder expectations and needs when the continuity of operations is compromised.

Operational - The risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

Model - The risk of financial loss, regulatory censure, reputational damage or customer detriment, as a result of deficiencies in the development, application or ongoing operation of models and rating systems.

Regulatory and legal - The risk of financial penalties, regulatory censure, criminal or civil enforcement action or customer detriment as a result of failure to identify, assess, correctly interpret, comply with, or manage regulatory and/or legal requirements.

Strategic - The risk which results from:

●     Incorrect assumptions about internal or external operating environments

●     Failure to respond or the inappropriate strategic response to material changes in the external or internal operating environments

●     Failure to understand the potential impact of strategic responses and business plans on existing risk types

CREDIT RISK PORTFOLIO

Overview

The Group has continued to actively support its customers throughout the pandemic with a range of flexible options and payment holidays across major products, as well as lending through the various UK Government support schemes.

The macroeconomic outlook has improved and as the UK shows signs of exiting the crisis, the Group's focus is now on supporting its customers to recover.

The Group's lending portfolios were well positioned entering the crisis and we retain a prudent approach to credit risk appetite and risk management, with robust LTVs in our secured portfolios. Considering the external environment, flows of assets into arrears, defaults and write-off have remained at low levels.

It is recognised that Government support measures mean that the true underlying risk may not be reflected in asset performance and there is an expectation of increased arrears and defaults as these various arrangements, designed to alleviate short-term financial pressure, come to an end.

The Group has participated fully in UK Government lending schemes, including the Bounce Back Loan Scheme and the Coronavirus Business Interruption Loan Scheme, where UK Government guarantees are in place at 100 per cent and 80 per cent, respectively. Repayments under these schemes have started to become due, which will be coupled with the withdrawal of Government support schemes in the second half of 2021. The level of arrears is therefore being carefully monitored, and the Group will continue to review customer trends and indicators for early signs of distress.

The net impairment credit in the first half of 2021 was £656 million, compared to a charge of £3,818 million in the first half of 2020. The first half credit resulted from an £837 million release of expected credit loss (ECL) allowances driven by improvements to the macroeconomic outlook in the UK, combined with robust credit performance, with a low run-rate impairment charge of £252 million given the continued benign credit environment.

As a result, the Group's ECL allowance on loans and advances to customers reduced in the period from £6,832 million to £5,555 million, of which £837 million resulted from improvements to the economic outlook, including the impact of the extension of the Government's Coronavirus Job Retention Scheme in the first quarter of 2021. Reductions in Commercial Banking ECL allowances also reflect improved outcomes on restructuring cases, reduction in Stage 2 exposures and lower flows to default.

Stage 2 loans and advances to customers reduced from £60,514 million to £54,129 million, and as a percentage of total lending reduced by 1.3 percentage points to 10.7 per cent (31 December 2020: 12.0 per cent), predominantly reflecting the improvement in the Group's forward looking macroeconomic assumptions. Of these, 88.8 per cent are up to date (31 December 2020: 88.9 per cent). Stage 2 coverage reduced to 3.8 per cent (31 December 2020: 4.5 per cent).

Stage 3 loans and advances reduced in the period to £8,616 million (31 December 2020: £9,089 million), and as a percentage of total lending reduced to 1.7 per cent (31 December 2020: 1.8 per cent). Stage 3 coverage reduced by 3.0 percentage points to 25.6 per cent (31 December 2020: 28.6 per cent) largely driven by a small number of single name releases in Commercial Banking, including on coronavirus impacted restructuring cases and favourable asset price inflation benefiting the UK Mortgages and UK Motor Finance portfolios in the Retail division.

Prudent risk appetite and risk management

●     The Group continues to take a prudent approach to credit risk and a through-the-cycle credit risk appetite, whilst working closely with customers to help them through and recover from the crisis

●     Sector and asset class concentrations within the portfolios are closely monitored and controlled, with mitigating actions taken where appropriate. Sector and product caps limit exposure to certain higher risk and vulnerable sectors and asset classes

●     The Group's effective risk management seeks to ensure early identification and management of customers and counterparties who may be showing signs of distress

●     As the UK starts to exit the crisis, the Group will continue to work closely with its customers to ensure they receive the appropriate level of support, including where repayments under the UK Government scheme lending fall due

CREDIT RISK PORTFOLIO (continued)

Impairment charge by division - underlying basis
	Half-year to 30 June 2021	Half-year to 30 June 2020	Change	Half-year to 31 Dec 2020	Change
	£m	£m	%	£m	%

UK Mortgages	(175)	603		(125)	(40)
Credit cards	67	656	90	144	53
Loans and overdrafts	130	462	72	277	53
UK Motor Finance	(40)	241		(15)
Other	1	133		8	88
Retail	(17)	2,095		289
SME	(146)	257		7
Other	(490)	1,262		(62)
Commercial Banking	(636)	1,519		(55)
Insurance and Wealth	(2)	10		(1)
Central items	(1)	194		196
Total impairment (credit) charge†	(656)	3,818		429

Asset quality ratio†	(0.30)%	1.73%	(203)bp	0.19%	(49)bp

Credit Risk basis of presentation

The analyses which follow have been presented on two bases; the statutory basis which is consistent with the presentation in the Group's accounts and the underlying basis which is used for internal management purposes. A reconciliation between the two bases has been provided.

In the following statutory basis tables, purchased or originated credit-impaired (POCI) assets include a fixed pool of mortgages that were purchased as part of the HBOS acquisition at a deep discount to face value reflecting credit losses incurred from the point of origination to the date of acquisition. The residual expected credit loss (ECL) allowance and resulting low coverage ratio on POCI assets reflects further deterioration in the creditworthiness from the date of acquisition. Over time, these POCI assets will run off as the loans redeem, pay down or losses are crystallised.

The Group uses the underlying basis to monitor the creditworthiness of the lending portfolio and related ECL allowances because it provides a better indication of the credit performance of the POCI assets purchased as part of the HBOS acquisition. The underlying basis assumes that the lending assets acquired as part of a business combination were originated by the Group and are classified as either Stage 1, 2 or 3 according to the change in credit risk over the period since origination. Underlying ECL allowances have been calculated accordingly.
CREDIT RISK PORTFOLIO (continued)

Group total expected credit loss allowance
	Statutory basis		Underlying basis
	At 30 June 2021	At 31 Dec 2020	At 30 June 2021	At 31 Dec 2020
	£m	£m	£m	£m

Customer related balances
Drawn	4,672	5,760	5,197	6,373
Undrawn	359	459	358	459
	5,031	6,219	5,555	6,832
Other assets	27	28	27	28
Total ECL allowance	5,058	6,247	5,582	6,860

Reconciliation between statutory and underlying basis of Group gross loans and advances to customers and expected credit loss allowances on drawn balances
Gross loans and advances to customers					Expected credit loss allowances on drawn balances
Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 30 June 2021

Underlying basis	442,751	54,129	8,616	-	505,496	1,196	1,902	2,099	-	5,197
POCI assets	(1,854)	(8,100)	(2,433)	12,387	-	(2)	(269)	(420)	691	-
Acquisition fair value adjustment	27	5	1	(501)	(468)	(8)	(12)	(4)	(501)	(525)
	(1,827)	(8,095)	(2,432)	11,886	(468)	(10)	(281)	(424)	190	(525)
Statutory basis	440,924	46,034	6,184	11,886	505,028	1,186	1,621	1,675	190	4,672

At 31 December 2020
Underlying basis	435,526	60,514	9,089	-	505,129	1,385	2,493	2,495	-	6,373
POCI assets	(1,625)	(8,864)	(2,600)	13,089	-	(3)	(330)	(506)	839	-
Acquisition fair value adjustment	42	9	1	(578)	(526)	(10)	(18)	(7)	(578)	(613)
	(1,583)	(8,855)	(2,599)	12,511	(526)	(13)	(348)	(513)	261	(613)
Statutory basis	433,943	51,659	6,490	12,511	504,603	1,372	2,145	1,982	261	5,760

CREDIT RISK PORTFOLIO (continued)

Movements in Group total expected credit loss allowance - statutory basis
	ECL at 30 June 2021	Net ECL decrease	Write-offs and other	Income statement charge (credit)	ECL at 31 Dec 2020
	£m	£m	£m	£m	£m

UK Mortgages	905	(122)	53	(175)	1,027
Credit cards	802	(121)	(188)	67	923
Loans and overdrafts	606	(109)	(167)	58	715
UK Motor Finance	434	(67)	(27)	(40)	501
Other	211	(18)	(19)	1	229
Retail	2,958	(437)	(348)	(89)	3,395
SME	347	(155)	(9)	(146)	502
Other	1,303	(597)	(109)	(488)	1,900
Commercial Banking	1,650	(752)	(118)	(634)	2,402
Other	450	-	-	-	450
Total1	5,058	(1,189)	(466)	(723)	6,247

1        Total ECL includes £27 million relating to other non customer-related assets (31 December 2020: £28 million).

Movements in Group total expected credit loss allowance - underlying basis
	ECL at 30 June 2021	Net ECL decrease	Write-offs and other	Income statement charge (credit)	ECL at 31 Dec 2020
	£m	£m	£m	£m	£m

UK Mortgages	1,406	(199)	(24)	(175)	1,605
Credit cards	825	(133)	(200)	67	958
Loans and overdrafts	606	(109)	(239)	130	715
UK Motor Finance	434	(67)	(27)	(40)	501
Other	211	(18)	(19)	1	229
Retail	3,482	(526)	(509)	(17)	4,008
SME	347	(155)	(9)	(146)	502
Other	1,303	(597)	(107)	(490)	1,900
Commercial Banking	1,650	(752)	(116)	(636)	2,402
Other	450	-	3	(3)	450
Total1	5,582	(1,278)	(622)	(656)	6,860

1        Total ECL includes £27 million relating to other non customer-related assets (31 December 2020: £28 million).

CREDIT RISK PORTFOLIO (continued)

Group loans and advances to customers and expected credit loss allowances - statutory basis
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 2 as % of total	Stage 3 as % of total
At 30 June 2021	£m	£m	£m	£m	£m

Loans and advances to customers
UK Mortgages	262,541	29,770	1,924	11,886	306,121	9.7	0.6
Credit cards	10,956	2,936	323	-	14,215	20.7	2.3
Loans and overdrafts	7,782	1,413	312	-	9,507	14.9	3.3
UK Motor Finance	12,347	2,272	233	-	14,852	15.3	1.6
Other	18,074	1,203	244	-	19,521	6.2	1.2
Retail	311,700	37,594	3,036	11,886	364,216	10.3	0.8
SME	27,952	3,139	863	-	31,954	9.8	2.7
Other	46,292	5,265	2,215	-	53,772	9.8	4.1
Commercial Banking	74,244	8,404	3,078	-	85,726	9.8	3.6
Insurance and Wealth	877	36	63	-	976	3.7	6.5
Central items1	54,103	-	7	-	54,110	-	-
Total gross lending	440,924	46,034	6,184	11,886	505,028	9.1	1.2
ECL allowance on drawn balances	(1,186)	(1,621)	(1,675)	(190)	(4,672)
Net balance sheet carrying value	439,738	44,413	4,509	11,696	500,356

Group ECL allowance (drawn and undrawn)
UK Mortgages	129	411	175	190	905	45.4	19.3
Credit cards	200	462	140	-	802	57.6	17.5
Loans and overdrafts	178	277	151	-	606	45.7	24.9
UK Motor Finance2	154	129	151	-	434	29.7	34.8
Other	51	105	55	-	211	49.8	26.1
Retail	712	1,384	672	190	2,958	46.8	22.7
SME	106	129	112	-	347	37.2	32.3
Other	131	286	883	-	1,300	22.0	67.9
Commercial Banking	237	415	995	-	1,647	25.2	60.4
Insurance and Wealth	9	1	11	-	21	4.8	52.4
Central items	400	-	5	-	405	-	1.2
Total ECL allowance (drawn and undrawn)	1,358	1,800	1,683	190	5,031	35.8	33.5

Group ECL allowances (drawn and undrawn) as a % of loans and advances to customers3
UK Mortgages	-	1.4	9.1	1.6	0.3
Credit cards	1.8	15.7	55.3	-	5.7
Loans and overdrafts	2.3	19.6	62.4	-	6.4
UK Motor Finance	1.2	5.7	64.8	-	2.9
Other	0.3	8.7	41.4	-	1.1
Retail	0.2	3.7	24.1	1.6	0.8
SME	0.4	4.1	15.2	-	1.1
Other	0.3	5.4	40.0	-	2.4
Commercial Banking	0.3	4.9	33.7	-	1.9
Insurance and Wealth	1.0	2.8	17.5	-	2.2
Central items	0.7	-	71.4	-	0.7
Total ECL allowances (drawn and undrawn) as a % of loans and advances to customers	0.3	3.9	29.0	1.6	1.0

1        Includes reverse repos of £52.7 billion.

2        UK Motor Finance for Stages 1 and 2 include £136 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.

3        Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in Credit cards of £70 million, Loans and overdrafts of £70 million, Retail other of £111 million, SME of £124 million and Commercial Banking other of £5 million.

CREDIT RISK PORTFOLIO (continued)

Group loans and advances to customers and expected credit loss allowances - statutory basis (continued)
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 2 as % of total	Stage 3 as % of total
At 31 December 2020	£m	£m	£m	£m	£m

Loans and advances to customers
UK Mortgages	251,418	29,018	1,859	12,511	294,806	9.8	0.6
Credit cards	11,496	3,273	340	-	15,109	21.7	2.3
Loans and overdrafts	7,710	1,519	307	-	9,536	15.9	3.2
UK Motor Finance	12,786	2,216	199	-	15,201	14.6	1.3
Other	17,879	1,304	184	-	19,367	6.7	1.0
Retail	301,289	37,330	2,889	12,511	354,019	10.5	0.8
SME	27,015	4,500	791	-	32,306	13.9	2.4
Other	43,543	9,816	2,733	-	56,092	17.5	4.9
Commercial Banking	70,558	14,316	3,524	-	88,398	16.2	4.0
Insurance and Wealth	832	13	70	-	915	1.4	7.7
Central items1	61,264	-	7	-	61,271	-	-
Total gross lending	433,943	51,659	6,490	12,511	504,603	10.2	1.3
ECL allowance on drawn balances	(1,372)	(2,145)	(1,982)	(261)	(5,760)
Net balance sheet carrying value	432,571	49,514	4,508	12,250	498,843

Group ECL allowance (drawn and undrawn)
UK Mortgages	107	468	191	261	1,027	45.6	18.6
Credit cards	240	530	153	-	923	57.4	16.6
Loans and overdrafts	224	344	147	-	715	48.1	20.6
UK Motor Finance2	197	171	133	-	501	34.1	26.5
Other	46	124	59	-	229	54.1	25.8
Retail	814	1,637	683	261	3,395	48.2	20.1
SME	142	234	126	-	502	46.6	25.1
Other	217	507	1,169	-	1,893	26.8	61.8
Commercial Banking	359	741	1,295	-	2,395	30.9	54.1
Insurance and Wealth	11	1	11	-	23	4.3	47.8
Central items	400	-	6	-	406	-	1.5
Total ECL allowance (drawn and undrawn)	1,584	2,379	1,995	261	6,219	38.3	32.1

Group ECL allowances (drawn and undrawn) as a % of loans and advances to customers3
UK Mortgages	-	1.6	10.3	2.1	0.3
Credit cards	2.1	16.2	56.0	-	6.1
Loans and overdrafts	2.9	22.6	64.2	-	7.6
UK Motor Finance	1.5	7.7	66.8	-	3.3
Other	0.3	9.5	39.3	-	1.2
Retail	0.3	4.4	25.2	2.1	1.0
SME	0.5	5.2	19.1	-	1.6
Other	0.5	5.2	42.9	-	3.4
Commercial Banking	0.5	5.2	38.2	-	2.7
Insurance and Wealth	1.3	7.7	15.7	-	2.5
Central items	0.7	-	85.7	-	0.7
Total ECL allowances (drawn and undrawn) as a % of loans and advances to customers	0.4	4.6	32.3	2.1	1.2

1        Includes reverse repos of £58.6 billion.

2        UK Motor Finance for Stages 1 and 2 include £192 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.

3        Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in Credit cards of £67 million, Loans and overdrafts of £78 million, Retail other of £34 million, SME of £132 million and Commercial Banking other of £6 million.

CREDIT RISK PORTFOLIO (continued)

Group loans and advances to customers and expected credit loss allowances - underlying basis
	Stage 1	Stage 2	Stage 3	Total	Stage 2 as % of total	Stage 3 as % of total
At 30 June 2021	£m	£m	£m	£m

Loans and advances to customers
UK Mortgages	264,395	37,870	4,357	306,622	12.4	1.4
Credit cards	10,929	2,931	322	14,182	20.7	2.3
Loans and overdrafts	7,782	1,413	312	9,507	14.9	3.3
UK Motor Finance	12,347	2,272	233	14,852	15.3	1.6
Other	18,074	1,203	244	19,521	6.2	1.2
Retail1	313,527	45,689	5,468	364,684	12.5	1.5
SME	27,952	3,139	863	31,954	9.8	2.7
Other	46,292	5,265	2,215	53,772	9.8	4.1
Commercial Banking	74,244	8,404	3,078	85,726	9.8	3.6
Insurance and Wealth	877	36	63	976	3.7	6.5
Central items2	54,103	-	7	54,110	-	-
Total gross lending	442,751	54,129	8,616	505,496	10.7	1.7
ECL allowance on drawn balances	(1,196)	(1,902)	(2,099)	(5,197)
Net balance sheet carrying value	441,555	52,227	6,517	500,299

Group ECL allowance (drawn and undrawn)
UK Mortgages	131	680	595	1,406	48.4	42.3
Credit cards	206	474	145	825	57.5	17.6
Loans and overdrafts	178	277	151	606	45.7	24.9
UK Motor Finance3	154	129	151	434	29.7	34.8
Other	51	105	55	211	49.8	26.1
Retail1	720	1,665	1,097	3,482	47.8	31.5
SME	106	129	112	347	37.2	32.3
Other	131	286	883	1,300	22.0	67.9
Commercial Banking	237	415	995	1,647	25.2	60.4
Insurance and Wealth	9	1	11	21	4.8	52.4
Central items	400	-	5	405	-	1.2
Total ECL allowance (drawn and undrawn)	1,366	2,081	2,108	5,555	37.5	37.9

Group ECL allowances (drawn and undrawn) as a % of loans and advances to customers4
UK Mortgages	-	1.8	13.7	0.5
Credit cards	1.9	16.2	57.5	5.8
Loans and overdrafts	2.3	19.6	62.4	6.4
UK Motor Finance	1.2	5.7	64.8	2.9
Other	0.3	8.7	41.4	1.1
Retail1	0.2	3.6	21.0	1.0
SME	0.4	4.1	15.2	1.1
Other	0.3	5.4	40.0	2.4
Commercial Banking	0.3	4.9	33.7	1.9
Insurance and Wealth	1.0	2.8	17.5	2.2
Central items	0.7	-	71.4	0.7
Total ECL allowances (drawn and undrawn) as a % of loans and advances to customers	0.3	3.8	25.6	1.1

1        Retail balances exclude the impact of the HBOS and MBNA acquisition related adjustments.

2        Includes reverse repos of £52.7 billion.

3        UK Motor Finance for Stages 1 and 2 include £136 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.

4        Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in Credit cards of £70 million, Loans and overdrafts of £70 million, Retail other of £111 million, SME of £124 million and Commercial Banking other of £5 million.

CREDIT RISK PORTFOLIO (continued)

Group loans and advances to customers and expected credit loss allowances - underlying basis (continued)
	Stage 1	Stage 2	Stage 3	Total	Stage 2 as % of total	Stage 3 as % of total
At 31 December 2020	£m	£m	£m	£m

Loans and advances to customers
UK Mortgages	253,043	37,882	4,459	295,384	12.8	1.5
Credit cards	11,454	3,264	339	15,057	21.7	2.3
Loans and overdrafts	7,710	1,519	307	9,536	15.9	3.2
UK Motor Finance	12,786	2,216	199	15,201	14.6	1.3
Other	17,879	1,304	184	19,367	6.7	1.0
Retail1	302,872	46,185	5,488	354,545	13.0	1.5
SME	27,015	4,500	791	32,306	13.9	2.4
Other	43,543	9,816	2,733	56,092	17.5	4.9
Commercial Banking	70,558	14,316	3,524	88,398	16.2	4.0
Insurance and Wealth	832	13	70	915	1.4	7.7
Central items2	61,264	-	7	61,271	-	-
Total gross lending	435,526	60,514	9,089	505,129	12.0	1.8
ECL allowance on drawn balances	(1,385)	(2,493)	(2,495)	(6,373)
Net balance sheet carrying value	434,141	58,021	6,594	498,756

Group ECL allowance (drawn and undrawn)
UK Mortgages	110	798	697	1,605	49.7	43.4
Credit cards	250	548	160	958	57.2	16.7
Loans and overdrafts	224	344	147	715	48.1	20.6
UK Motor Finance3	197	171	133	501	34.1	26.5
Other	46	124	59	229	54.1	25.8
Retail1	827	1,985	1,196	4,008	49.5	29.8
SME	142	234	126	502	46.6	25.1
Other	217	507	1,169	1,893	26.8	61.8
Commercial Banking	359	741	1,295	2,395	30.9	54.1
Insurance and Wealth	11	1	11	23	4.3	47.8
Central items	400	-	6	406	-	1.5
Total ECL allowance (drawn and undrawn)	1,597	2,727	2,508	6,832	39.9	36.7

Group ECL allowances (drawn and undrawn) as a % of loans and advances to customers4
UK Mortgages	-	2.1	15.6	0.5
Credit cards	2.2	16.8	58.8	6.4
Loans and overdrafts	2.9	22.6	64.2	7.6
UK Motor Finance	1.5	7.7	66.8	3.3
Other	0.3	9.5	39.3	1.2
Retail1	0.3	4.3	22.5	1.1
SME	0.5	5.2	19.1	1.6
Other	0.5	5.2	42.9	3.4
Commercial Banking	0.5	5.2	38.2	2.7
Insurance and Wealth	1.3	7.7	15.7	2.5
Central items	0.7	-	85.7	0.7
Total ECL allowances (drawn and undrawn) as a % of loans and advances to customers	0.4	4.5	28.6	1.4

1        Retail balances exclude the impact of the HBOS and MBNA acquisition related adjustments.

2        Includes reverse repos of £58.6 billion.

3        UK Motor Finance ECL for Stages 1 and 2 include £192 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.

4        Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in Credit cards of £67 million, Loans and overdrafts of £78 million, Retail other of £34 million, SME of £132 million and Commercial Banking other of £6 million.

CREDIT RISK PORTFOLIO (continued)

Group Stage 2 loans and advances to customers - statutory basis
	Up to date				1-30 days past due2		Over 30 days past due		Total
	PD movements		Other1
	Gross lending	ECL3	Gross lending	ECL3	Gross lending	ECL3	Gross lending	ECL3	Gross lending	ECL3
At 30 June 2021	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

UK Mortgages	23,034	191	3,630	122	1,491	32	1,615	66	29,770	411
Credit cards	2,640	356	189	68	77	22	30	16	2,936	462
Loans and overdrafts	854	162	396	54	127	43	36	18	1,413	277
UK Motor Finance	966	47	1,148	39	122	29	36	14	2,272	129
Other	494	58	586	33	64	9	59	5	1,203	105
Retail	27,988	814	5,949	316	1,881	135	1,776	119	37,594	1,384
SME	2,866	118	178	6	24	2	71	3	3,139	129
Other	5,028	281	89	1	56	3	92	1	5,265	286
Commercial Banking	7,894	399	267	7	80	5	163	4	8,404	415
Insurance and Wealth	17	-	18	1	-	-	1	-	36	1
Central items	-	-	-	-	-	-	-	-	-	-
Total	35,899	1,213	6,234	324	1,961	140	1,940	123	46,034	1,800

At 31 December 2020
UK Mortgages	22,569	215	3,078	131	1,648	43	1,723	79	29,018	468
Credit cards	2,924	408	220	76	93	27	36	19	3,273	530
Loans and overdrafts	959	209	388	68	126	45	46	22	1,519	344
UK Motor Finance	724	62	1,321	55	132	37	39	17	2,216	171
Other	512	56	651	44	69	14	72	10	1,304	124
Retail	27,688	950	5,658	374	2,068	166	1,916	147	37,330	1,637
SME	4,229	219	150	6	40	5	81	4	4,500	234
Other	9,505	501	97	3	37	2	177	1	9,816	507
Commercial Banking	13,734	720	247	9	77	7	258	5	14,316	741
Insurance and Wealth	1	-	12	1	-	-	-	-	13	1
Central items	-	-	-	-	-	-	-	-	-	-
Total	41,423	1,670	5,917	384	2,145	173	2,174	152	51,659	2,379

1        Includes forbearance, client and product-specific indicators not reflected within quantitative PD assessments.

2        Includes assets that have triggered PD movements, or other rules, given that being 1-29 days in arrears in and of itself is not a Stage 2 trigger.

3        Expected credit loss allowances on loans and advances to customers (drawn and undrawn).

CREDIT RISK PORTFOLIO (continued)

Group Stage 2 loans and advances to customers - underlying basis
	Up to date				1-30 days past due2		Over 30 days past due		Total
	PD movements		Other1
	Gross lending	ECL3	Gross lending	ECL3	Gross lending	ECL3	Gross lending	ECL3	Gross lending	ECL3
At 30 June 2021	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

UK Mortgages	27,971	305	4,606	172	2,540	69	2,753	134	37,870	680
Credit cards	2,636	366	188	69	77	23	30	16	2,931	474
Loans and overdrafts	854	162	396	54	127	43	36	18	1,413	277
UK Motor Finance	966	47	1,148	39	122	29	36	14	2,272	129
Other	494	58	586	33	64	9	59	5	1,203	105
Retail	32,921	938	6,924	367	2,930	173	2,914	187	45,689	1,665
SME	2,866	118	178	6	24	2	71	3	3,139	129
Other	5,028	281	89	1	56	3	92	1	5,265	286
Commercial Banking	7,894	399	267	7	80	5	163	4	8,404	415
Insurance and Wealth	17	-	18	1	-	-	1	-	36	1
Central items	-	-	-	-	-	-	-	-	-	-
Total	40,832	1,337	7,209	375	3,010	178	3,078	191	54,129	2,081

At 31 December 2020
UK Mortgages	28,049	354	4,067	189	2,663	82	3,103	173	37,882	798
Credit cards	2,916	422	220	78	92	28	36	20	3,264	548
Loans and overdrafts	959	209	388	68	126	45	46	22	1,519	344
UK Motor Finance	724	62	1,321	55	132	37	39	17	2,216	171
Other	512	56	651	44	69	14	72	10	1,304	124
Retail	33,160	1,103	6,647	434	3,082	206	3,296	242	46,185	1,985
SME	4,229	219	150	6	40	5	81	4	4,500	234
Other	9,505	501	97	3	37	2	177	1	9,816	507
Commercial Banking	13,734	720	247	9	77	7	258	5	14,316	741
Insurance and Wealth	1	-	12	1	-	-	-	-	13	1
Central items	-	-	-	-	-	-	-	-	-	-
Total	46,895	1,823	6,906	444	3,159	213	3,554	247	60,514	2,727

1        Includes forbearance, client and product-specific indicators not reflected within quantitative PD assessments.

2        Includes assets that have triggered PD movements, or other rules, given that being 1-29 days in arrears in and of itself is not a Stage 2 trigger.

3        Expected credit loss allowances on loans and advances to customers (drawn and undrawn).

CREDIT RISK PORTFOLIO (continued)

ECL sensitivity to economic assumptions

The measurement of ECL reflects an unbiased probability-weighted range of possible future economic outcomes. The Group achieves this by generating four economic scenarios to reflect the range of outcomes; the central scenario reflects the Group's base case assumptions used for medium-term planning purposes, an upside and a downside scenario are also selected together with a severe downside scenario. The base case, upside and downside scenarios carry a 30 per cent weighting; the severe downside is weighted at 10 per cent. These assumptions can be found in note 2 on page 79 onwards.

The table below shows the Group's ECL for the upside, base case, downside and severe downside scenarios. The stage allocation for an asset is based on the overall scenario probability-weighted PD and hence the Stage 2 allocation is constant across all the scenarios. ECL applied through individual assessments and post-model adjustments is reported flat against each economic scenario, reflecting the basis on which they are evaluated.
Probability- weighted		Upside	Base case	Downside	Severe downside
Statutory basis	£m	£m	£m	£m	£m

UK Mortgages	905	544	684	1,100	2,064
Other Retail	2,053	1,896	2,009	2,152	2,355
Commercial Banking	1,650	1,395	1,527	1,799	2,340
Other	450	448	450	450	454
At 30 June 2021	5,058	4,283	4,670	5,501	7,213

UK Mortgages	1,027	614	804	1,237	2,306
Other Retail	2,368	2,181	2,310	2,487	2,745
Commercial Banking	2,402	1,910	2,177	2,681	3,718
Other	450	448	450	450	456
At 31 December 2020	6,247	5,153	5,741	6,855	9,225

Probability- weighted		Upside	Base case	Downside	Severe downside
Underlying basis	£m	£m	£m	£m	£m

UK Mortgages	1,406	1,045	1,185	1,601	2,565
Other Retail	2,076	1,919	2,032	2,175	2,378
Commercial Banking	1,650	1,395	1,527	1,799	2,340
Other	450	448	450	450	454
At 30 June 2021	5,582	4,807	5,194	6,025	7,737

UK Mortgages	1,605	1,192	1,382	1,815	2,884
Other Retail	2,403	2,216	2,345	2,522	2,780
Commercial Banking	2,402	1,910	2,177	2,681	3,718
Other	450	448	450	450	456
At 31 December 2020	6,860	5,766	6,354	7,468	9,838
CREDIT RISK PORTFOLIO (continued)

Retail

●        The Retail portfolio has remained robust and well positioned throughout the coronavirus pandemic. Risk management has been enhanced since the last financial crisis, with strong affordability and indebtedness controls for both new and existing lending and a prudent risk appetite approach. This is evident in the significant improvement in credit quality and low arrears rates

●        The Group has actively supported its Retail customers during the pandemic, through a range of propositions, such as payment holidays, while personal current account customers have had access to up to £500 interest free arranged overdrafts

●        Nearly 1.3 million payment holidays, on £65.1 billion of lending, have been granted on Retail products during the pandemic, with c.7,000 remaining live. Over 93 per cent of expired payment holidays have now resumed payments, while 6 per cent are either in arrears or have been charged off

●        The Group has taken targeted steps across the Retail product offering to implement tighter credit quality controls on key risk indicators such as indebtedness and credit scores to ensure that customers and the bank are protected

●        Arrears rates across the portfolios remain low despite expiry of almost all payment holidays

●        Although the macroeconomic outlook has improved, customers have been significantly impacted by the pandemic and credit performance is expected to worsen in coming months, consistent with the Group's economic assumptions, as the Government support measures come to an end and unemployment rises

●        The Retail impairment credit in the first half of 2021 was £17 million, compared to a charge of £2,095 million in the first half of 2020. This significant decrease resulted from a £544 million release of expected credit loss (ECL) allowances driven by the UK's improved macroeconomic outlook, combined with a robust observed credit performance, with charges relating to flows to arrears and default remaining low despite expiry of almost all payment holidays. This impact compares favourably to the £1,517 million impairment charge to account for the deterioration in the macroeconomic outlook over the first half of 2020

●        Existing IFRS 9 staging rules and triggers have been maintained across Retail from year end 2020 with the exception of minor changes to the Loans and Overdrafts portfolio to tighten criteria and align to the Credit cards portfolio. Transfers between stages have been primarily driven by credit risk rating movements and the estimated impact of the economic factors on a customer's forward looking default risk

●        Total Retail ECL allowance as a percentage of drawn loans and advances (coverage) has reduced slightly to 1.0 per cent (31 December 2020: 1.1 per cent) following the updates in the Group's economic forecast. As at 30 June 2021, 47.8 per cent of total Retail ECL is reflected within Stage 2 under IFRS 9, representing cases which have observed a Significant Increase in Credit Risk since origination (SICR)

●        Stage 2 loans and advances now comprise 12.5 per cent of the Retail portfolio (31 December 2020: 13.0 per cent), of which 87.2 per cent are up to date performing loans. Stage 2 ECL coverage has also decreased to 3.6 per cent (31 December 2020: 4.3 per cent) reflecting the improved macroeconomic outlook

●        Stage 3 loans and advances have remained flat at 1.5 per cent of total loans and advances (31 December 2020: 1.5 per cent), Stage 3 ECL coverage decreased to 21.0 per cent (31 December 2020: 22.5 per cent) due to favourable asset price inflation (both observed and forecast), benefiting the UK Mortgages and UK Motor Finance portfolios in particular

CREDIT RISK PORTFOLIO (continued)

Portfolios

UK Mortgages

●        The UK Mortgages portfolio is well positioned with low arrears and a low loan-to-value (LTV) profile. The Group has actively improved the quality of the portfolio over recent years using robust affordability and credit controls, whilst the balances of higher risk portfolios originated prior to 2008 have continued to reduce

●        Whilst the housing market has remained resilient through the pandemic with continued strong customer demand, the Group has taken action to protect credit quality and participates in the Government guarantee scheme for greater than 90 per cent LTVs, which provides risk mitigation at the highest exposures

●        Total loans and advances increased to £306.6 billion (31 December 2020: £295.4 billion), with a small reduction in average LTV to 43.1 per cent (31 December 2020: 43.5 per cent). The proportion of balances with an LTV greater than 90 per cent decreased to 0.4 per cent (31 December 2020: 0.6 per cent). The average LTV of new business decreased to 63.1 per cent (31 December 2020: 63.9 per cent)

●        There was a net impairment credit of £175 million for the first half of 2021 compared to a charge of £603 million for the first half of 2020, reflecting improvements to the UK's macroeconomic outlook and in particular resilient house prices. Total ECL coverage remains flat at 0.5 per cent (31 December 2020: 0.5 per cent)

●        Stage 2 loans and advances decreased to 12.4 per cent of the portfolio (31 December 2020: 12.8 per cent), and Stage 2 ECL coverage has reduced to 1.8 per cent (31 December 2020: 2.1 per cent). These impacts also reflect improvements in the UK's macroeconomic outlook, with a reduction in balances transferred into Stage 2 based on the forward looking view of their credit performance, in addition to favourable experience and house price assumptions

●        Stage 3 ECL coverage decreased to 13.7 per cent (31 December 2020: 15.6 per cent) again due to favourable house price assumptions (both observed and forecast)

Credit cards

●        Credit card balances decreased to £14.2 billion (31 December 2020: £15.1 billion) due to reduced levels of customer spending

●        The credit card portfolio is a prime book which has performed well in recent years, with lower arrears rates compared to the High Street Bank peer group

●        The impairment charge was £67 million for the first half of 2021 compared to a charge of £656 million for the first half of 2020, with overall ECL coverage decreasing to 5.8 per cent (31 December 2020: 6.4 per cent). These decreases are due to lower than anticipated arrears emergence, in conjunction with the improved outlook within the Group's economic forecast

●        Stage 2 loans and advances have reduced to 20.7 per cent of the portfolio (31 December 2020: 21.7 per cent) and Stage 2 ECL coverage has reduced to 16.2 per cent (31 December 2020: 16.8 per cent). These impacts reflect improvements in the UK's macroeconomic outlook, most notably the more favourable unemployment forecast

●        Stage 3 ECL coverage decreased to 57.5 per cent (31 December 2020: 58.8 per cent) due to a slight improvement in the mix of customers within Stage 3

Loans and overdrafts

●        Loans and advances for personal current account and the personal loans portfolios held flat at £9.5 billion (31 December 2020: £9.5 billion) with some early signs of recovery in customer spend and demand for credit

●        The impairment charge was £130 million for the first half of 2021, compared to £462 million for the first half of 2020. This decrease is again partly due to the improved outlook within the Group's macroeconomic forecasts in addition to lower than anticipated arrears emergence, reducing both Stage 2 ECL coverage to 19.6 per cent (31 December 2020: 22.6 per cent) and overall ECL coverage to 6.4 per cent (31 December 2020: 7.6 per cent)

CREDIT RISK PORTFOLIO (continued)

UK Motor Finance

●        The UK Motor Finance portfolio decreased to £14.9 billion (31 December 2020: £15.2 billion) due to reduced market activity and new car supply issues as a result of the pandemic

●        There was a net impairment credit of £40 million for the first half of 2021 compared to a charge of £241 million for the first half of 2020, reflecting improvements to the UK's macroeconomic outlook and in particular higher than expected used car prices. Overall ECL coverage has decreased to 2.9 per cent (31 December 2020: 3.3 per cent)

●        Updates to Residual Value (RV) and Voluntary Termination (VT) risk held against Personal Contract Purchase (PCP) and Hire Purchase (HP) lending are included within the impairment charge. The improved macroeconomic outlook, supported by better than expected disposal experience, resulted in a net impairment credit of £41 million for RV and VT risk in the first half of 2021

●        Stage 2 ECL coverage decreased to 5.7 per cent (31 December 2020: 7.7 per cent) and Stage 3 ECL coverage decreased to 64.8 per cent (31 December 2020: 66.8 per cent) due to the impact from updates to the Group's outlook on used car prices

Other

●        Other loans and advances increased to £19.5 billion (31 December 2020: £19.4 billion)

●        The impairment charge was £1 million for 2021 compared to £133 million for the first half of 2020, primarily due to the improved outlook within the Group's economic forecasts

CREDIT RISK PORTFOLIO (continued)

Retail UK Mortgages loans and advances to customers - statutory basis
	At 30 June 20211	At 31 Dec 20201
	£m	£m

Mainstream	245,147	234,273
Buy-to-let	50,907	49,634
Specialist	10,067	10,899
Total	306,121	294,806

1        Balances include the impact of HBOS related acquisition adjustments.

Mortgages greater than three months in arrears, excluding repossessions - underlying basis
	Number of cases		Total mortgage accounts		Value of loans1		Total mortgage balances
	At 30 June 2021	At 31 Dec 2020	At 30 June 2021	At 31 Dec 2020	At 30 June 2021	At 31 Dec 2020	At 30 June 2021	At 31 Dec 2020
	Cases	Cases	%	%	£m	£m	%	%

Mainstream	23,967	25,014	1.3	1.4	2,728	2,777	1.1	1.2
Buy-to-let	4,377	4,598	1.0	1.1	568	602	1.1	1.2
Specialist	5,983	6,294	7.6	7.6	1,002	1,056	9.8	9.6
Total	34,327	35,906	1.5	1.5	4,298	4,435	1.4	1.5

1        Value of loans represents total gross book value of mortgages more than three months in arrears; the balances exclude the impact of HBOS acquisition adjustments.

The stock of repossessions decreased to 257 cases at 30 June 2021 compared to 343 cases at 31 December 2020.

CREDIT RISK PORTFOLIO (continued)

Period end and average LTVs across the Retail mortgage portfolios - underlying basis
	Mainstream	Buy-to-let	Specialist	Total
At 30 June 2021%		%	%	%

Less than 60%	55.4	65.6	75.5	57.8
60% to 70%	18.9	25.0	14.9	19.8
70% to 80%	18.5	8.7	5.0	16.4
80% to 90%	6.8	0.4	1.5	5.6
90% to 100%	0.2	0.1	1.0	0.2
Greater than 100%	0.2	0.2	2.1	0.2
Total	100.0	100.0	100.0	100.0
Average loan to value1:
Stock of residential mortgages	42.2	48.8	39.2	43.1
New residential lending	63.6	60.2	n/a	63.1

At 31 December 2020
Less than 60%	53.8	61.5	70.1	55.8
60% to 70%	18.3	25.0	16.1	19.3
70% to 80%	17.8	12.1	8.0	16.5
80% to 90%	9.6	0.9	2.3	7.8
90% to 100%	0.3	0.2	1.0	0.3
Greater than 100%	0.2	0.3	2.5	0.3
Total	100.0	100.0	100.0	100.0
Average loan to value1:
Stock of residential mortgages	42.5	49.7	40.9	43.5
New residential lending	65.1	58.2	n/a	63.9

1        Average loan to value is calculated as total loans and advances as a percentage of the total indexed collateral of these loans and advances; the balances exclude the impact of HBOS acquisition adjustments.

CREDIT RISK PORTFOLIO (continued)

Commercial Banking

●        Commercial Banking has actively supported its customers throughout the crisis, through a range of propositions, including capital repayment holidays, working capital line increases and financial covenant waivers, as well as supporting small businesses and corporates through full use of UK Government schemes

●        Although the macroeconomic outlook has improved, the pandemic has resulted in widespread industry disruption, with some sectors such as travel, transportation, non-essential retail, leisure and hospitality particularly impacted. However, as a proportion of the Group's overall lending, exposure to these sectors remains limited

●        The Group still expects recovery to be slower in a few of the impacted sectors and anticipates longer term structural changes in these, and a number of other sectors. Sector and credit risk appetite continue to be proactively managed to ensure the Group is protected and clients are supported in the right way

●        Observed credit quality has been broadly stable in the first half of 2021, noting that this is likely to be influenced by the significant temporary support provided by the UK Government in light of the pandemic, which has had the potential to distort the underlying credit risk profile, particularly in the predominantly secured SME portfolio

●        Commercial Banking has continued to support its more vulnerable clients early through focused risk management via the Group's Watchlist and Business Support framework

●        The Group does anticipate a negative impact from the withdrawal of UK Government support measures in the second half of 2021. This may also be seen as repayments under UK Government support schemes start to become due, with an increase in arrears and defaults expected, consistent with macroeconomic expectations. It is anticipated that these will be protracted over a number of years, given the flexible payment deferral options available under the various UK Government lending schemes. The level of arrears is therefore being carefully monitored with early risk mitigation activities taken as appropriate

●        Although significant uncertainties remain, the Group will continue to balance prudent risk appetite with ensuring support for financially viable clients on their road to recovery

Impairments

●        There was a net impairment credit of £636 million in the first half of 2021, compared to a charge of £1,519 million in the first half of 2020. The credit was driven by the £293 million release of expected credit loss (ECL) allowances resulting from improvements to the UK's macroeconomic outlook; improved restructuring outcomes on cases managed within the Business Support Unit and other Stage 3 releases; lower balance sheet and credit quality improvements, including in Stage 2 exposures; and low levels of gross charges from cases flowing into default. As a result, ECL allowances reduced by £748 million to £1,647 million at 30 June 2021 (31 December 2020: £2,395 million)

●        The Group recognises that credit quality has been partly supported by the temporary measures provided by the UK Government schemes and the ECL provision at 30 June 2021 assumes additional losses will emerge as the support subsides and structural change emerges in some sectors

●        Stage 2 loans and advances reduced by £5,912 million to £8,404 million (31 December 2020: £14,316 million), largely driven by the improvement in the Group's forward looking economic assumptions, with 97.1 per cent of Stage 2 balances being current and up to date. As a result, Stage 2 loans as a proportion of total loans and advances to customers reduced to 9.8 per cent (31 December 2020: 16.2 per cent). Stage 2 ECL coverage was lower at 4.9 per cent (31 December 2020: 5.2 per cent) with the reduction in coverage a direct result of the forward look multiple economic scenarios

●        Stage 3 loans and advances reduced to £3,078 million (31 December 2020: £3,524 million) and as a proportion of total loans and advances to customers, reduced to 3.6 per cent (31 December 2020: 4.0 per cent). SME flows to Stage 3 remain suppressed and non-SME flows were offset by repayments and write-offs. Stage 3 ECL coverage reduced to 33.7 per cent (31 December 2020: 38.2 per cent) predominantly driven by the release of provisions on a small number of cases in Business Support, including coronavirus impacted restructuring cases

CREDIT RISK PORTFOLIO (continued)

Commercial Banking UK Direct Real Estate

●        Commercial Banking UK Direct Real Estate gross lending stood at £12.1 billion at 30 June 2021 (net of exposures subject to protection through Significant Risk Transfer (SRT) securitisations). The Group has a further £0.8 billion of UK Direct Real Estate exposure in Business Banking within the Retail division

●        The Group classifies Direct Real Estate as exposure which is directly supported by cash flows from property activities (as opposed to trading activities, such as hotels, care homes and housebuilders). Exposures of £5.7 billion to social housing providers are also excluded

●        Recognising this is a cyclical sector, caps are in place to control origination and exposure, including a number of asset type categories. Focus remains on the UK market and business propositions have been written in line with a prudent, through-the-cycle risk appetite with conservative LTVs, strong quality of income and proven management teams

●        Overall performance has remained resilient. Watchlist numbers increased through Q1 but have now stabilised. Transfers to BSU have been limited and the BSU CRE portfolio is largely concentrated in the retail/shopping centres sub sector, although this is reducing and remains modest in the context of the overall BSU portfolio. Overall rent collection has been impacted by the coronavirus pandemic, particularly in the retail and leisure space given the impact of lockdowns, though the office sub sector has been resilient. Despite these challenges the portfolio is well positioned and proactively managed with appropriate risk mitigants in place

-        Exposures over £1 million continue to be heavily weighted towards investment real estate (c.90 per cent) over development. Of these investment exposures, over 76 per cent have an LTV of less than 60 per cent, with an average LTV of 49 per cent

-        c.90 per cent of exposures greater than £5 million have an interest cover ratio of greater than 2.0 times and in SME, LTV at origination has been typically limited to c.55 per cent, given prudent repayment cover criteria (including a notional base rate stress)

-        Approximately 60 per cent of exposures over £1 million relate to commercial real estate (with no speculative development lending) with the remainder related to residential real estate. The underlying sub-sector split is diversified with c.13.5 per cent of exposures secured by Retail assets and appetite tightened since 2018

-        The Office portfolio is focused on prime locations with strong sponsors and low LTVs, as well as no speculative commercial development. Commercial risk appetite continues to be proactively managed with appropriate risk mitigation tightening seen in the first half of 2021

-        Use of SRT securitisations also acts as a risk mitigant in this portfolio, with run off of these carefully managed and tracked

-        Both investment and development lending is subject to specific credit risk appetite criteria. Development lending criteria include maximum loan to gross development value and maximum loan to cost, with funding typically only released against completed work, as confirmed by the Group's monitoring quantity surveyor

CREDIT RISK PORTFOLIO (continued)

Commercial Banking lending in key coronavirus-impacted sectors1
	At 30 June 2021				At 31 December 2020
	Drawn	Undrawn	Drawn and undrawn	Drawn as a % of loans and advances	Drawn	Undrawn	Drawn and undrawn	Drawn as a % of loans and advances
	£bn	£bn	£bn	%	£bn	£bn	£bn	%

Retail non-food	2.1	1.4	3.5	0.4	2.1	1.7	3.8	0.4
Automotive dealerships2	1.3	2.1	3.4	0.2	1.8	2.0	3.8	0.4
Construction	0.8	1.5	2.3	0.2	0.8	1.7	2.5	0.2
Passenger transport	1.4	0.7	2.1	0.3	1.1	1.1	2.2	0.2
Hotels	1.5	0.3	1.8	0.3	1.8	0.3	2.1	0.4
Leisure	0.6	0.6	1.2	0.1	0.6	0.7	1.3	0.1
Restaurants and bars	0.5	0.4	0.9	0.1	0.6	0.5	1.1	0.1
Total	8.2	7.0	15.2	1.6	8.8	8.0	16.8	1.7

1        Lending classified using ONS Standard Industrial Classification codes at legal entity level; drawn balances exclude c.£1 billion lending under the Coronavirus Business Interruption Loan Scheme and the Bounce Back Loan Scheme. Oil and Gas has been removed as a key coronavirus-impacted sector.

2        Automotive dealerships includes Black Horse Motor Wholesale lending (within the Retail Division).

FUNDING AND LIQUIDITY MANAGEMENT

The Group has maintained its strong funding and liquidity position with a loan to deposit ratio of 94 per cent as at 30 June 2021 (98 per cent as at 31 December 2020). Customer deposits continued to increase over the period as customer spending remained subdued. This increased the Group's cash reserves held at the Bank of England and allowed the Group to repay £5 billion of the Term Funding Scheme with additional incentives for SMEs (TFSME) taking the total outstanding amount to £8.7 billion as at 30 June 2021.

The Group's liquid assets continue to exceed the regulatory minimum and internal risk appetite, with a liquidity coverage ratio (LCR) of 131 per cent (based on a monthly rolling average over the previous 12 months) as at 30 June 2021 calculated on a Group consolidated basis based on the EU Delegated Act. Following the implementation of structural reform, liquidity risk is managed at a legal entity level with the Group consolidated LCR representing the composite of the Ring-Fenced Bank and Non Ring-Fenced Bank entities.

During the first half of the year, the Group continued to have access to wholesale funding across a range of currencies and markets. Year-to-date term funding issuance volumes total £2.1 billion which remains below the Group's normal guidance given the availability of customer deposits and TFSME, both of which are more cost effective sources of funding for the Group. The Group continues to expect limited additional term funding needs over the course of the second half of the year. Overall, wholesale funding totalled £103.3 billion as at 30 June 2021.

The Group's credit ratings continue to reflect the resilience of the Group's business model and the strength of the balance sheet. In May, Fitch downgraded Lloyds Banking Group plc from A+/Negative to A/Negative on a methodological adjustment reflecting the fact that Qualifying Junior Debt ratios will remain below 10 per cent of risk-weighted assets. This action led to a downgrade of the Long Term Issuer Default and Insurer Financial Strength Ratings of Scottish Widows (downgraded by one notch to A and A+ respectively). The ratings of all bank subsidiaries were affirmed. During July, Moody's finalised and updated their ratings methodology and used it to drive a number of ratings changes for UK banks, including the Senior and Subordinated ratings for Lloyds Banking Group and Subordinated ratings for Lloyds Bank, which each saw one notch upgrades. During June and July, all ratings agencies returned the Group's ratings to Stable to reflect better underlying UK economic expectations and their belief that Lloyds is well positioned to benefit from the macroeconomic recovery underway.

FUNDING AND LIQUIDITY MANAGEMENT (continued)

Group funding requirements and sources
	At 30 June 2021	At 31 Dec 2020	Change
	£bn	£bn	%

Group funding position
Loans and advances to customers1	447.7	440.2	2
Loans and advances to banks2	7.1	7.8	(9)
Debt securities at amortised cost	5.0	5.4	(7)
Reverse repurchase agreements - non-trading	56.3	61.3	(8)
Financial assets at fair value through other comprehensive income	26.2	27.6	(5)
Cash and balances at central banks	79.0	73.3	8
Other assets3	258.4	255.7	1
Total Group assets	879.7	871.3	1
Less other liabilities3	(232.1)	(233.6)	(1)
Funding requirements	647.6	637.7	2

Customer deposits4	474.4	450.7	5
Wholesale funding5	103.3	109.4	(6)
Repurchase agreements - non-trading	9.3	14.5	(36)
Term funding scheme6	8.7	13.7	(36)
Total equity	51.9	49.4	5
Funding sources	647.6	637.7	2

1        Excludes reverse repos of £52.7 billion (31 December 2020: £58.6 billion).

2        Excludes £0.1 billion (31 December 2020: £0.2 billion) of loans and advances to banks within the Insurance business and £3.6 billion (31 December 2020: £2.7 billion) of reverse repurchase agreements.

3        Other assets and other liabilities primarily include balances in the Group's Insurance business and the fair value of derivative assets and liabilities.

4        Excludes repos of £7.9 billion (31 December 2020: £9.4 billion).

5        The Group's definition of wholesale funding aligns with that used by other international market participants; including bank deposits, debt securities in issue and subordinated liabilities. Excludes balances relating to margins of £4.0 billion (31 December 2020: £5.3 billion).

6        31 December 2020 balance includes the Bank of England's Term Funding Scheme (TFS). 30 June 2021 and 31 December 2020 include the Term Funding Scheme with additional incentives for SMEs (TFSME).

FUNDING AND LIQUIDITY MANAGEMENT (continued)
	Included in funding analysis	Repos and cash collateral received by Insurance	Fair value and other accounting methods	Balance sheet
At 30 June 2021	£bn	£bn	£bn	£bn

Deposits from banks	5.9	14.6	0.2	20.7
Debt securities in issue	84.0	-	(2.7)	81.3
Subordinated liabilities	13.4	-	0.1	13.5
Total wholesale funding	103.3	14.6
Customer deposits	474.4	7.9	-	482.3
Total	577.7	22.5

At 31 December 2020
Deposits from banks	6.1	24.3	1.1	31.5
Debt securities in issue	89.7	-	(2.3)	87.4
Subordinated liabilities	13.6	-	0.7	14.3
Total wholesale funding	109.4	24.3
Customer deposits	450.7	9.4	-	460.1
Total	560.1	33.7

Analysis of total wholesale funding by residual maturity
	Less than one month	One to three months	Three to six months	Six to nine months	Nine months to one year	One to two years	Two to five years	More than five years	Total at30 June 2021	Total at 31 Dec 2020
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Deposits from banks	3.3	1.4	0.6	-	0.1	0.2	0.3	-	5.9	6.1
Debt securities in issue:
Certificates of deposit	0.4	0.8	1.1	1.1	0.4	0.4	-	-	4.2	8.0
Commercial paper	4.2	5.8	1.8	0.5	-	-	-	-	12.3	8.1
Medium-term notes	1.0	0.3	1.6	2.3	1.0	8.1	19.0	12.1	45.4	47.5
Covered bonds	1.3	0.7	0.4	1.0	1.1	5.5	5.7	3.9	19.6	23.2
Securitisation	0.4	0.2	0.5	-	0.2	1.2	-	-	2.5	2.9
	7.3	7.8	5.4	4.9	2.7	15.2	24.7	16.0	84.0	89.7
Subordinated liabilities	-	-	-	-	-	1.1	6.3	6.0	13.4	13.6
Total wholesale funding1	10.6	9.2	6.0	4.9	2.8	16.5	31.3	22.0	103.3	109.4

1        Excludes balances relating to margins of £4.0 billion (31 December 2020: £5.3 billion).

FUNDING AND LIQUIDITY MANAGEMENT (continued)

Analysis of 2021 term issuance
	Sterling	US Dollar	Euro	Other currencies	Total
	£bn	£bn	£bn	£bn	£bn

Medium-term notes	-	1.5	-	-	1.5
Covered bonds	-	-	-	-	-
Private placements	0.1	-	-	-	0.1
Subordinated liabilities	0.5	-	-	-	0.5
Total issuance	0.6	1.5	-	-	2.1

Liquidity Portfolio

At 30 June 2021, the banking business had £139.1 billion of highly liquid unencumbered LCR eligible assets, based on a monthly rolling average over the previous 12 months post any liquidity haircuts (31 December 2020: £141.7 billion). These assets are available to meet cash and collateral outflows and regulatory requirements. The Insurance business manages a separate liquidity portfolio to mitigate insurance liquidity risk.

The banking business also has a significant amount of non-LCR eligible liquid assets which are eligible for use in a range of central bank or similar facilities, including the TFSME. Future use of such facilities will be based on prudent liquidity management and economic considerations, having regard for external market conditions.

LCR eligible assets
	Average 20211	Average 20202	Change
	£bn	£bn	%

Level 1
Cash and central bank reserves	71.7	69.3	3
High quality government/MDB/agency bonds3	63.3	68.1	(7)
High quality covered bonds	2.8	2.9	(3)
Total	137.8	140.3	(2)
Level 24	1.3	1.4	(7)
Total LCR eligible assets	139.1	141.7	(2)

1        Based on 12 months rolling average to 30 June 2021. Eligible assets are calculated as an average of month-end observations over the previous 12 months post any liquidity haircuts.

2        Based on 12 months rolling average to 31 December 2020. Eligible assets are calculated as an average of month-end observations over the previous 12 months post any liquidity haircuts.

3        Designated multilateral development bank (MDB).

4        Includes Level 2A and Level 2B.

FUNDING AND LIQUIDITY MANAGEMENT (continued)

Encumbered assets

The Board and the Group Asset and Liability Committee (GALCO) monitor and manage total balance sheet encumbrance using a number of risk appetite metrics. At 30 June 2021, the Group had £38.4 billion (31 December 2020: £46.9 billion) of externally encumbered on-balance sheet assets with counterparties other than central banks. The decrease in encumbered assets was primarily driven by securitisation and covered bond redemptions. The Group also had £737.3 billion (31 December 2020: £707.2 billion) of unencumbered on-balance sheet assets, and £104.0 billion (31 December 2020: £117.2 billion) of pre-positioned and encumbered assets held with central banks, the reduction in the latter was primarily driven by the amortisation of the asset portfolios pledged to access Bank of England funding schemes. Primarily, the Group encumbers mortgages, unsecured lending and credit card receivables through the issuance programmes and tradable securities through securities financing activity. The Group mainly positions mortgage assets at central banks.

CAPITAL MANAGEMENT

Analysis of capital position

The Group's CET1 capital ratio increased from 16.2 per cent at 31 December 2020 to 16.7 per cent (post dividend accrual), with a strong capital build of 93 basis points in the first six months of the year, prior to a reduction in the intangible software assets benefit (6 basis points) and the impact of the foreseeable ordinary dividend accrual (37 basis points). This reflected the following:

●     Banking build (pre impairment credit) of 115 basis points, in part offset by 6 basis points for the limited net impact of the impairment credit and partial release of IFRS 9 transitional relief which included 5 basis points relating to the phased reduction of static relief

●     A reduction in underlying risk-weighted assets generating an increase of 16 basis points and other movements which netted to 3 basis points

●     Offset by pension contributions of 35 basis points, reflecting the full 2021 fixed contributions for the Group's three main defined benefit pension schemes

The accrual for foreseeable ordinary dividends includes the announced interim ordinary dividend of 0.67 pence per share. The Board has confirmed its intention to reintroduce a progressive and sustainable ordinary dividend policy. A final decision on the 2021 full year dividend and the return of any surplus capital through special dividends or share buybacks will be given due consideration by the Board at year end.

The PRA have confirmed their intention to remove the beneficial treatment currently applied to intangible software assets and reinstate the original requirement to deduct these assets in full. This change will be implemented on 1 January 2022 and is expected to reduce the Group's reported CET 1 ratio by c.50bps at that time.

The Group continues to apply the revised IFRS 9 transitional arrangements for capital which provide for temporary capital relief for the increase in accounting impairment provisions following the initial implementation of IFRS 9 ('static' relief) and subsequent relief for any increases in Stage 1 and Stage 2 expected credit losses since 1 January 2020 ('dynamic' relief). The transitional arrangements do not cover Stage 3 expected credit losses. The total relief recognised at 30 June 2021 amounted to 78 basis points.

Excluding the IFRS 9 transitional relief and removing the current beneficial treatment applied to intangible software assets would reduce the Group's CET1 capital ratio from 16.7 per cent to 15.5 per cent, on the basis of the position at 30 June 2021.

The transitional total capital ratio reduced to 23.1 per cent (31 December 2020: 23.3 per cent) largely reflecting the annual reduction in transitional limits applied to legacy tier 1 and tier 2 instruments and the impact of movements in rates, partially offset by the increase in CET 1 capital, the issuance of a new tier 2 capital instrument and the reduction in risk-weighted assets.

The Group's transitional minimum requirement for own funds and eligible liabilities (MREL) ratio reduced to 36.3 per cent (31 December 2020: 36.4 per cent), largely reflecting the reductions in transitional total capital resources and other eligible liabilities, partially offset by the reduction in risk-weighted assets.

The UK leverage ratio remained at 5.8 per cent (31 December 2020: 5.8 per cent) as the reduction in the fully loaded total tier 1 capital position was offset by the reduction in the leverage exposure measure, the latter primarily reflecting movements in securities financing transactions and off-balance sheet items.

Total capital requirement

The Group's total capital requirement (TCR) as at 30 June 2021, being the aggregate of the Group's Pillar 1 and current Pillar 2A capital requirements, was £23,767 million (31 December 2020: £23,918 million).

CAPITAL MANAGEMENT (continued)

Target capital ratio

The Board's view of the ongoing level of CET1 capital required by the Group to grow the business, meet regulatory requirements and cover uncertainties remains at c.12.5 per cent plus a management buffer of c.1 per cent. This takes into account, amongst other things:

●     The minimum Pillar 1 CET1 capital requirement of 4.5 per cent of risk-weighted assets

●     The Group's Pillar 2A requirement set by the PRA. The current CET1 Pillar 2A requirement is c.2.2 per cent of risk-weighted assets

●     The capital conservation buffer (CCB) requirement of 2.5 per cent of risk-weighted assets

●     The Group's current countercyclical capital buffer (CCYB) requirement which is around zero per cent of risk-weighted assets, predominantly reflecting the current UK countercyclical capital buffer rate of zero per cent

●     The RFB sub-group's other systemically important institution (O-SII) buffer of 2.0 per cent of risk-weighted assets, which equates to 1.7 per cent of risk-weighted assets at Group level

●     The Group's PRA Buffer, which the PRA sets after taking account of the results of any PRA stress tests and other information, as well as outputs from the Group's own internal stress tests. The PRA requires this buffer to remain confidential

●     The desire to maintain dividends in the context of year to year earnings movements

Capital resources

An analysis of the Group's capital position as at 30 June 2021 is presented in the following section on both a transitional arrangements basis and a fully loaded basis in respect of legacy capital securities subject to current grandfathering provisions. In addition, the Group's capital position under both bases reflects the application of the separate transitional arrangements for IFRS 9.

The following table summarises the consolidated capital position of the Group.

CAPITAL MANAGEMENT (continued)
	Transitional		Fully loaded
	At 30 June 2021	At 31 Dec 2020	At 30 June 2021	At 31 Dec 2020
	£m	£m	£m	£m

Common equity tier 1
Shareholders' equity per balance sheet	45,761	43,278	45,761	43,278
Adjustment to retained earnings for foreseeable dividends	(710)	(404)	(710)	(404)
Adjustment to retained earnings for IFRS 9 transitional arrangements	1,311	1,958	1,311	1,958
Deconsolidation adjustments1	2,583	2,333	2,583	2,333
Cash flow hedging reserve and other adjustments	(695)	(1,785)	(695)	(1,785)
	48,250	45,380	48,250	45,380
less: deductions from common equity tier 1
Goodwill and other intangible assets	(3,332)	(3,120)	(3,332)	(3,120)
Prudent valuation adjustment	(502)	(445)	(502)	(445)
Removal of defined benefit pension surplus	(2,209)	(1,322)	(2,209)	(1,322)
Significant investments1	(4,073)	(4,109)	(4,073)	(4,109)
Deferred tax assets	(4,609)	(3,562)	(4,609)	(3,562)
Common equity tier 1 capital2	33,525	32,822	33,525	32,822
Additional tier 1
Other equity instruments	5,879	5,881	5,879	5,881
Preference shares and preferred securities3	2,472	2,705	-	-
Transitional limit and other adjustments	(1,921)	(1,604)	-	-
	6,430	6,982	5,879	5,881
less: deductions from tier 1
Significant investments1	(1,100)	(1,138)	(1,100)	-
Total tier 1 capital2	38,855	38,666	38,304	38,703
Tier 2
Other subordinated liabilities3	11,055	11,556	11,055	11,556
Deconsolidation of instruments issued by insurance entities1	(1,737)	(1,892)	(1,737)	(1,892)
Adjustments for transitional limit and non-eligible instruments	914	1,474	(1,243)	(1,346)
Amortisation and other adjustments	(1,640)	(1,694)	(1,640)	(1,694)
	8,592	9,444	6,435	6,624
less: deductions from tier 2
Significant investments1	(966)	(942)	(966)	(2,080)
Total capital resources2	46,481	47,168	43,773	43,247

Risk-weighted assets (unaudited)	200,858	202,747	200,858	202,747

Common equity tier 1 capital ratio	16.7%	16.2%	16.7%	16.2%
Tier 1 capital ratio	19.3%	19.1%	19.1%	19.1%
Total capital ratio	23.1%	23.3%	21.8%	21.3%

1        For regulatory capital purposes, the Group's Insurance business is deconsolidated and replaced by the amount of the Group's investment in the business. A part of this amount is deducted from capital (via 'significant investments' in the table above) and the remaining amount is risk-weighted, forming part of threshold risk-weighted assets.

2        Position at 31 December 2020 audited.

3        Preference shares, preferred securities and other subordinated liabilities are reported as subordinated liabilities in the balance sheet.

CAPITAL MANAGEMENT (continued)

Movements in capital resources

The key difference between the transitional capital calculation as at 30 June 2021 and the fully loaded equivalent is primarily related to capital securities that previously qualified as tier 1 or tier 2 capital, but that do not fully qualify under the regulation, which can be included in additional tier 1 (AT1) or tier 2 capital (as applicable) up to specified limits which reduce by 10 per cent per annum until 2022. In addition, following revisions to eligibility criteria for capital instruments under CRR II, certain tier 1 capital instruments of the Group that will transition to tier 2 capital by 2022 will cease to qualify as regulatory capital in June 2025.

Following a debt restructure by the Insurance business during the period, the Group's previous holdings in certain legacy capital instruments issued by Scottish Widows Group Limited have been replaced with new instruments that are fully eligible under Solvency II requirements. These include the issue of Restricted Tier 1 (RT1) and tier 2 capital instruments to the Group which are subsequently deducted from the Group's tier 1 and tier 2 capital positions respectively on both a transitional and fully loaded basis. Remaining legacy instruments held by the Group continue to be deducted from the Group's tier 2 capital position on both a transitional and fully loaded basis.

The key movements on a transitional capital basis are set out in the table below.
	Common equity tier 1	Additional tier 1	Tier 2	Total capital
	£m	£m	£m	£m

At 31 December 2020	32,822	5,844	8,502	47,168
Banking business profits1	4,025	-	-	4,025
Foreseeable dividend accrual for the period2	(710)	-	-	(710)
IFRS 9 transitional adjustment to retained earnings	(647)	-	-	(647)
Pension contributions	(668)	-	-	(668)
Prudent valuation adjustment	(57)	-	-	(57)
Deferred tax asset	(1,047)	-	-	(1,047)
Goodwill and other intangible assets	(212)	-	-	(212)
Significant investments	36	38	(24)	50
Movements in other equity, subordinated liabilities, other tier 2 items and related adjustments	-	(552)	(852)	(1,404)
Distributions on other equity instruments	(213)	-	-	(213)
Other movements3	196	-	-	196
At 30 June 2021	33,525	5,330	7,626	46,481

1        Under the regulatory framework, profits made by Insurance are removed from CET1 capital. However, when dividends are paid to the Group by Insurance these are recognised through CET1 capital.

2        Reflects the accrual for foreseeable 2021 ordinary dividends. Excludes the reversal of the brought forward accrual for the 2020 full year ordinary dividend which has now been paid out.

3        Includes other pension movements.

CET1 capital resources have increased by £703 million during the period, primarily reflecting:

●        underlying banking business profits, with the impairment credit offset by the partial unwind of IFRS 9 transitional relief

●        offset in part by pension contributions made during the period, the accrual of the foreseeable ordinary dividend and other items including the increase in deferred tax assets deducted from capital which primarily reflects the remeasurement of deferred tax assets following the announced increase in the UK corporation tax rate from 1 April 2023. The remeasurement has a limited overall capital benefit as the tax credit through banking profits is largely offset by the increase in the deferred tax asset deduction.

AT1 capital resources have reduced by £514 million during the period, primarily reflecting the annual reduction in the transitional limit applied to grandfathered AT1 capital instruments.

CAPITAL MANAGEMENT (continued)

Tier 2 capital resources have reduced by £876 million during the period, largely reflecting the application of the reduced transitional limit applied to grandfathered tier 2 capital instruments, the impact of movements in rates and regulatory amortisation, partially offset by the issuance of a new tier 2 capital instrument.

Minimum requirement for own funds and eligible liabilities (MREL)

The Group is not classified as a global systemically important bank (G-SIB) but is subject to the Bank of England's MREL statement of policy (MREL SoP) and must therefore maintain a minimum level of MREL resources.

Applying the MREL SoP to current minimum capital requirements, the Group's MREL from 1 January 2020, excluding regulatory capital and leverage buffers, is the higher of 2 times Pillar 1 plus Pillar 2A, equivalent to 19.8 per cent of risk-weighted assets, or 6.5 per cent of the UK leverage ratio exposure measure.

From 1 January 2022 the Group's indicative MREL, excluding regulatory capital and leverage buffers, will increase to the higher of 2 times Pillar 1 plus 2 times Pillar 2A, equivalent to 23.7 per cent of risk-weighted assets, or 6.5 per cent of the UK leverage ratio exposure measure.

In addition, CET1 capital cannot be used to meet both MREL and capital or leverage buffers.

The Bank of England is undertaking a review of the current MREL framework and has recently published a consultation paper on proposed changes which it intends to implement by the end of the year. There is no proposed change to the end-state requirements that will apply from 1 January 2022.

An analysis of the Group's current transitional MREL resources is provided in the table below.
	Transitional1
	At 30 June 2021	At 31 Dec 2020
	£m	£m

Total capital resources (transitional basis)	46,481	47,168
Ineligible AT1 and tier 2 instruments2	(235)	(582)
Amortised portion of eligible tier 2 instruments issued by Lloyds Banking Group plc	420	194
Other eligible liabilities issued by Lloyds Banking Group plc3	26,180	26,946
Total MREL resources1	72,846	73,726

Risk-weighted assets	200,858	202,747

MREL ratio	36.3%	36.4%

Leverage exposure measure	658,689	666,070

MREL leverage ratio	11.1%	11.1%

1        Until 2022, externally issued regulatory capital in operating entities can count towards the Group's MREL resources to the extent that such capital would count towards the Group's consolidated capital resources.

2        Instruments with less than or equal to one year to maturity or governed under non-UK law without a contractual bail-in clause.

3        Includes senior unsecured debt.

During the first half of 2021, the Group issued externally £1.4 billion (sterling equivalent at point of issuance) of senior unsecured debt from Lloyds Banking Group plc which, while not included in total capital, is eligible to meet MREL.

Total MREL resources reduced by £880 million during the period, largely as a result of the reduction in total capital resources and a reduction in other eligible liabilities, the latter reflecting the impact of movements in rates and the removal of a senior unsecured debt instrument with less than one year to maturity, partially offset by the issuance of the £1.4 billion of senior unsecured debt.

CAPITAL MANAGEMENT (continued)

Risk-weighted assets
	At 30 June 2021	At 31 Dec 2020
	£m	£m
Foundation Internal Ratings Based (IRB) Approach	48,137	50,435
Retail IRB Approach	66,602	65,225
Other IRB Approach	16,986	17,747
IRB Approach	131,725	133,407
Standardised (STA) Approach	21,787	23,596
Credit risk	153,512	157,003
Counterparty credit risk	4,999	5,630
Contributions to the default funds of central counterparties	423	436
Credit valuation adjustment risk	526	679
Operational risk	24,573	24,865
Market risk	4,516	2,207
Risk-weighted assets	188,549	190,820
Threshold risk-weighted assets1	12,309	11,927
Total risk-weighted assets	200,858	202,747

1        Threshold risk-weighted assets reflect the element of significant investments and deferred tax assets that are permitted to be risk-weighted instead of being deducted from CET1 capital. Significant investments primarily arise from investment in the Group's Insurance business.

Risk-weighted asset movements by driver
	Credit risk IRB	Credit risk STA	Credit risk total1	Counterparty credit risk2	Market risk	Operational risk	Total
	£m	£m	£m	£m	£m	£m	£m
Total risk-weighted assets at 31 December 2020							202,747
Less threshold risk-weighted assets3							(11,927)
Risk-weighted assets at 31 December 2020	133,407	23,596	157,003	6,745	2,207	24,865	190,820
Asset size	(3,178)	(375)	(3,553)	(569)	-	-	(4,122)
Asset quality	1,816	(110)	1,706	(193)	-	-	1,513
Model updates	-	-	-	-	533	-	533
Methodology and policy	(42)	(1,243)	(1,285)	-	-	-	(1,285)
Acquisitions and disposals	-	-	-	-	-	-	-
Movements in risk levels (market risk only)	-	-	-	-	51	-	51
Foreign exchange movements	(278)	(81)	(359)	(35)	-	-	(394)
Other	-	-	-	-	1,725	(292)	1,433
Risk-weighted assets at 30 June 2021	131,725	21,787	153,512	5,948	4,516	24,573	188,549
Threshold risk-weighted assets3							12,309
Total risk-weighted assets at 30 June 2021							200,858

1        Credit risk includes securitisation risk-weighted assets.

2        Counterparty credit risk includes movements in contributions to the default fund of central counterparties and movements in credit valuation adjustment risk.

3        Threshold risk-weighted assets reflect the element of significant investments and deferred tax assets that are permitted to be risk-weighted instead of being deducted from CET1 capital. Significant investments primarily arise from investments in the Group's Insurance business.

CAPITAL MANAGEMENT (continued)

The risk-weighted assets movement table provides analysis of the movement in risk-weighted assets in the period by risk type and an insight into the key drivers of the movements.

Credit risk, risk-weighted assets:

●        Asset size reduction of £3.6 billion predominantly reflects continued optimisation in Commercial Banking and lower unsecured balances, partially offset by increased mortgage lending

●        Asset quality increase of £1.7 billion reflects the impact of credit migration and retail model calibrations, offset by the benefit of House Price Index increases

●        Methodology and policy changes reduced risk-weighted assets by £1.3 billion through securitisation activity and other optimisation activity

Counterparty credit risk, risk-weighted assets: reduced by £0.8 billion predominantly due to movements in market rates during the period

Market risk, risk-weighted assets: the increase of £2.3 billion is largely temporary and due to IBOR cessation activities.

Leverage ratio

The Group is currently subject to the following minimum requirements under the UK Leverage Ratio Framework:

●        a minimum leverage ratio requirement of 3.25 per cent of the total leverage exposure measure

●        a countercyclical leverage buffer (CCLB) which is currently zero per cent of the total leverage exposure measure, reflecting the current UK countercyclical capital buffer rate of zero per cent

●        an additional leverage ratio buffer (ALRB) of 0.7 per cent of the total leverage exposure measure applies to the RFB sub-group, which equates to 0.6 per cent at Group level

At least 75 per cent of the 3.25 per cent minimum leverage ratio requirement as well as 100 per cent of all regulatory leverage buffers must be met with CET1 capital.

Analysis of leverage movements

The Group's fully loaded UK leverage ratio has remained at 5.8 per cent, with the impact of the reduction in the fully loaded total tier 1 capital position offset by the reduction in the exposure measure which reduced by £7.4 billion during the period, largely reflecting movements in securities financing transactions and off-balance sheet items.

Following a direction received from the PRA during 2020 the Group is permitted to exclude lending under the UK Government's Bounce Back Loan Scheme (BBLS) from the leverage exposure measure.

The derivatives exposure measure, representing derivative financial instruments per the balance sheet net of deconsolidation and derivatives adjustments, increased by £1.6 billion during the period, largely reflecting market movements and an increase in the regulatory potential future exposure.

The securities financing transactions (SFT) exposure measure, representing SFT assets per the balance sheet net of deconsolidation and other SFT adjustments, reduced by £6.0 billion during the period, largely reflecting a reduction in trades.

Off balance sheet items reduced by £5.3 billion during the period, reflecting reductions in both corporate facilities and residential mortgage offers placed.

The average UK leverage ratio was 5.9 per cent over the second quarter, reducing to 5.8 per cent towards the end of the quarter which largely reflected the reduction in fully loaded total tier 1 capital following the increase in the significant investments deduction from tier 1 capital as a result of the issuance of Solvency II eligible Restricted Tier 1 capital instruments from Insurance to the Group.

CAPITAL MANAGEMENT (continued)

The table below summarises the component parts of the Group's leverage ratio.
	Fully loaded
	At 30 June 2021	At 31 Dec 2020
	£m	£m

Total tier 1 capital for leverage ratio
Common equity tier 1 capital	33,525	32,822
Additional tier 1 capital	4,779	5,881
Total tier 1 capital	38,304	38,703

Exposure measure
Statutory balance sheet assets
Derivative financial instruments	22,193	29,613
Securities financing transactions	68,674	74,322
Loans and advances and other assets	788,820	767,334
Total assets	879,687	871,269

Qualifying central bank claims	(73,140)	(67,093)

Deconsolidation adjustments1
Derivative financial instruments	(622)	(1,549)
Securities financing transactions	-	-
Loans and advances and other assets	(180,198)	(171,183)
Total deconsolidation adjustments	(180,820)	(172,732)

Derivatives adjustments
Adjustments for regulatory netting	(8,851)	(12,444)
Adjustments for cash collateral	(8,694)	(12,679)
Net written credit protection	282	455
Regulatory potential future exposure	13,216	12,535
Total derivatives adjustments	(4,047)	(12,133)

Securities financing transactions adjustments	1,319	1,713
Off-balance sheet items	55,535	60,882
Regulatory deductions and other adjustments2	(19,845)	(15,836)

Total exposure measure	658,689	666,070
Average exposure measure3	656,938

UK leverage ratio	5.8%	5.8%
Average UK leverage ratio3	5.9%

1        Deconsolidation adjustments relate to the deconsolidation of certain Group entities that fall outside the scope of the Group's regulatory capital consolidation, primarily the Group's Insurance business.

2        Includes adjustments to exclude lending under the UK Government's Bounce Back Loan Scheme (BBLS) and the netting of regular-way purchases and sales awaiting settlement in accordance with CRR Article 500d.

3        The average UK leverage ratio is based on the average of the month end tier 1 capital position and average exposure measure over the quarter (1 April 2021 to 30 June 2021). The average of 5.9 per cent compares to 6.0 per cent at the start and 5.8 per cent at the end of the quarter.

CAPITAL MANAGEMENT (continued)

Application of IFRS 9 on a full impact basis for capital and leverage
	IFRS 9 full impact
	At 30 June 2021	At 31 Dec 2020

Common equity tier 1 (£m)	31,855	30,341
Transitional tier 1 (£m)	37,185	36,185
Transitional total capital (£m)	46,153	46,052
Total risk-weighted assets (£m)	200,234	201,800
Common equity tier 1 ratio (%)	15.9%	15.0%
Transitional tier 1 ratio (%)	18.6%	17.9%
Transitional total capital ratio (%)	23.0%	22.8%
UK leverage ratio exposure measure (£m)	657,019	663,590
UK leverage ratio (%)	5.6%	5.5%

The Group applies the full extent of the IFRS 9 transitional arrangements for capital as set out under CRR Article 473a (as amended via the CRR 'Quick Fix' revisions published in June 2020). Specifically, the Group has opted to apply both paragraphs 2 and 4 of CRR Article 473a (static and dynamic relief) and in addition to apply a 100 per cent risk weight to the consequential Standardised credit risk exposure add-back as permitted under paragraph 7a of the revisions.

As at 30 June 2021, static relief under the transitional arrangements amounted to £438 million (31 December 2020: £616 million) and dynamic relief amounted to £1,232 million (31 December 2020: £1,865 million) through CET1 capital.

Stress testing

The Group undertakes a wide-ranging programme of stress testing, providing a comprehensive view of the potential impacts arising from the risks to which the Group and its key legal entities are exposed. One of the most important uses of stress testing is to assess the resilience of the operational and strategic plans of the Group and its legal entities to adverse economic conditions and other key vulnerabilities. As part of this programme, the Group conducts a macroeconomic stress test of the Group four year operating plan in the second half of the year to assess whether the Group's capital position is resilient to a further severe economic shock over and above the stress in the current economic environment.

The Group also participates in stress tests run by the Bank of England. The Bank of England published the industry level results of this year's stress test in the July 2021 Financial Stability Report, which showed that the industry is resilient to a severe economic shock and validates their analysis conducted during 2020 that banks can lend to households and businesses, even in very challenging scenarios. This aligns to the Group's view of its strength and resilience as it continues with its commitment to meet the needs of customers.

The Climate Biennial Exploratory Scenario (CBES) launched in June 2021 and activity is underway. The Group is investing significant resource in preparation and execution, in particular in acquiring climate related data and will leverage the experience gained through that exercise to further embed climate risk into risk management and stress testing activities.

CAPITAL MANAGEMENT (continued)

Regulatory capital developments

A number of significant regulatory capital changes will implement on 1 January 2022, including the remaining UK implementation of CRR 2 (which includes the revised standardised measure of counterparty credit risk - SA-CCR) and required changes to the Group's IRB models which will predominantly impact the mortgage models as a result of changes to the definition of default, revised loss given default (LGD) parameters and a new 'hybrid' probability of default (PD) approach. In addition UK regulators are currently consulting on revisions to the UK leverage ratio framework which are also expected to apply from 1 January 2022.

A consultation on the UK implementation of the remaining final Basel III reforms (also referred to as Basel 3.1), which include significant revisions to the credit risk, CVA and operational risk frameworks and will lead to the phased introduction of a risk-weighted assets output floor, is expected to be published by UK regulators in Q4 2021. The final rules are currently expected to apply from 1 January 2023, with the output floor expected to be phased in over several years.

Half-year Pillar 3 disclosures

The Group will publish a condensed set of half-year Pillar 3 disclosures in mid-August. A copy of the disclosures will be available to view at: https://www.lloydsbankinggroup.com/investors/financial-downloads.html

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 29 July 2021